PROSPECTUS

Modified Single Payment
Variable Life Insurance Contracts

(Variable Life Insurance Contracts in South Carolina)
(Single Life and Survivorship)

issued by

Liberty Life Assurance Company of Boston

in connection with its

LLAC Variable Account

175 Berkeley Street, P.O. Box 140
Boston, Massachusetts 02117-0140

Service Center
100 Liberty Way
Dover, New Hampshire 03820
1-800-400-1377

This Prospectus describes Modified Single Payment Variable Life Insurance Contracts, known as Variable Life Insurance Contracts in South Carolina, (the "Contracts") offered by Liberty Life Assurance Company of Boston ("we" or "Liberty Life") for prospective insured persons ages 0-85. This Prospectus describes Contracts which provide insurance coverage on the life of one Insured ("Single Life Contracts") and Contracts which provide insurance on the lives of two Insureds ("Survivorship Contracts"). You may pay a significant initial Payment and, subject to certain restrictions, additional Payments. Your initial Payment must equal at least $10,000.

The Contracts are modified endowment contracts for Federal income tax purposes, except in certain cases as described in "Federal Tax Considerations" beginning on page 40. A loan, distribution or other amount received from a modified endowment contract during the life of the Insured will be taxed to the extent of any accumulated income in the Contract. Any taxable withdrawal will also be subject to an additional ten percent penalty tax, with certain exceptions.

The Contracts currently offer eighteen investment options, each of which is a Sub-Account of LLAC Variable Account of Liberty Life (the "Variable Account"). Each Sub-Account invests exclusively in shares of one of the following Portfolios:

AIM Variable Insurance Funds: AIM V.I. Capital Appreciation Fund; AIM V.I. Government Securities Fund; and AIM V.I. International Equity Fund.

Dreyfus: Dreyfus Stock Index Fund; Dreyfus Variable Investment Fund Appreciation Portfolio; and Dreyfus Socially Responsible Growth Fund, Inc.

The Date of this Prospectus is May 1, 2000.

Liberty Variable Investment Trust: Colonial Small Cap Value Fund, Variable Series; Colonial High Yield Securities Fund, Variable Series; Colonial Strategic Income Fund, Variable Series; Colonial U.S. Growth & Income Fund, Variable Series; and Liberty All-Star Equity Fund, Variable Series.

MFS® Variable Insurance Trust: MFS Emerging Growth Series; MFS Research Series; MFS Utilities Series; and MFS Growth with Income Series.

Stein Roe Variable Investment Trust: Stein Roe Balanced Fund, Variable Series; Stein Roe Growth Stock Fund, Variable Series; and Stein Roe Money Market Fund, Variable Series.

Not all of the Sub-Accounts may be available under your Contract. You should contact your representative for further information as to the availability of the Sub-Accounts. We may make other investment options available in the future. You also may allocate all or part of your Payment to our Fixed Account.

The Contract does not have a guaranteed minimum Account Value. Your Contract's Account Value will rise and fall, depending on the investment performance of the Portfolios underlying the Sub-Accounts to which you allocate your Payment. You bear the entire investment risk on amounts allocated to the Sub-Accounts. The investment policies and risks of each Portfolio are described in the accompanying prospectuses for the Portfolios. The Account Value will also reflect Payments, amounts withdrawn, and cost of insurance and any other charges.

The Contract provides for an Initial Death Benefit as shown on the Contract Information page of your Contract. The Death Benefit payable under your Contract may be greater than the Initial Death Benefit. In certain circumstances, the Death Benefit may increase or decrease based on the investment experience of the Portfolios underlying the Sub-Accounts to which you have allocated your Payment. As long as the Contract remains in force and you make no withdrawals the Death Benefit will never be less than the Initial Death Benefit.

Under the Single Life Contracts, when the Insured dies, we will pay a Death Benefit to a Beneficiary specified by you. Under the Survivorship Contracts, the Death Benefit is payable upon the second death, as long as the Contract is in force. We will reduce the amount of the Death Benefit payment by any unpaid Indebtedness and any unpaid Contract charges.

You generally may cancel the Contract by returning it to us within twenty days after you receive it. In some states, however, this right to return period may be longer or shorter as provided by state law. We will refund your Payment or Account Value, as provided by state law.

In certain states the Contracts may be offered as group contracts with individual ownership represented by Certificates. The discussion of Contracts in this Prospectus applies equally to Certificates under group contracts, unless the context specifies otherwise.

It may not be advantageous for you to purchase variable life insurance to replace your existing insurance coverage or if you already own a variable life insurance contract.

The Contracts and the investments in the Portfolios are not deposits, or obligations of, or guaranteed or endorsed by any bank. The Contracts are subject to investment risks, including the possible loss of the principal amount invested. The Contracts are not insured by the FDIC, the Federal Reserve Board, or any other agency.

This Prospectus is valid only if accompanied by the current Prospectuses for the Portfolios listed above. If any of those Prospectuses are missing or outdated, please contact us and we will send you the Prospectus you need.

Please read this Prospectus carefully and retain it for your future reference.

The Contracts may not be available in all states.

TABLE OF CONTENTS

This Prospectus Does Not Constitute an Offering in any Jurisdiction in which Such Offering May Not Be Lawfully Made. Liberty Life Does Not Authorize any Information or Representations Regarding the Offering Described in this Prospectus other than as Based in this Prospectus.

DEFINITIONS

Please refer to this list for the meaning of the following terms:

Account Value—The sum of the values of your interests in the Sub-Accounts, the Fixed Account and the Loan Account.

Accumulation Unit—An accounting unit of measurement which we use to calculate the value of a Sub-Account.

Age—An Insured's age at his or her last birthday.

Beneficiary(ies)—The person(s) named by you to receive the Death Benefit under the Contract.

Cash Value—The Account Value less any applicable Withdrawal Charges.

Contract Anniversary—The same day and month as the Contract Date for each subsequent year the Contract remains in force.

Contract Date—The effective date of insurance coverage under your Contract. It is used to determine Contract Anniversaries, Contract Years and the Monthly Date.

Contract Owner ("You")—The person(s) having the privileges of ownership defined in the Contract. The Contract Owner(s) may or may not be the same person(s) as the Insured(s). If your Contract is issued pursuant to a retirement plan, your ownership privileges may be modified by the plan.

Contract Year—Each twelve-month period beginning on the Contract Date and each Contract Anniversary.

Death Benefit—The amount payable to the Beneficiary under the Contract upon the death of the Insured(s), before payment of any unpaid Indebtedness or Contract charges.

Delivery Date—If your Contract is issued in the field under simplified underwriting or you pay your initial payment upon receipt of your Contract, the date on which your Contract is personally delivered to you; otherwise five days after we mail your Contract for delivery to you.

Fixed Account—The portion of the Account Value allocated to our general account.

Grace Period—A 61-day period during which the Contract will remain in force so as to permit you to pay a sufficient amount to keep the Contract from lapsing.

Indebtedness—The sum of all unpaid Contract Loans and accrued loan interest.

Initial Death Benefit—The initial amount of insurance under your Contract, adjusted for any changes in accordance with the terms of your Contract.

Insured—A person whose life is insured under the Contract.

Loan Account—An account established for amounts transferred from the Sub-Accounts or the Fixed Account as security for outstanding Indebtedness.

Maturity Date—For Single Life Contracts, the Contract Anniversary on or after the Insured's 100th birthday. For Survivorship Contracts, the Contract Anniversary on or after the younger Insured's 100th birthday.

Monthly Date—The same day in each month as the Contract Date. The day of the month on which the Monthly Deduction is taken from your Account Value.

Monthly Deduction—The amount deducted from the Account Value on each Monthly Date for the cost of insurance charge, the Contract Fee (when due), the Expense Charge on the Fixed Account and the cost of any benefit rider.

Net Investment Factor—The factor we use to determine the change in value of an Accumulation Unit in any Valuation Period. We determine the Net Investment Factor separately for each Sub-Account.

Payment—An amount paid to us as payment for the Contract by you or on your behalf.

Portfolio(s)—The underlying mutual funds in which the Sub-Accounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

SEC—The United States Securities and Exchange Commission.

Sub-Account—A division of the Variable Account, which invests wholly in shares of one of the Portfolios.

Sub-Account Value—The value of the assets held in a Sub-Account.

Surrender Value—The Cash Value less the Contract Fee less any unpaid Indebtedness.

Tax Code—The Internal Revenue Code of 1986, as amended.

Valuation Day—Each day the New York Stock Exchange is open for business and we are open.

Valuation Period—The period of time over which we determine the change in the value of the Sub-Accounts. Each Valuation Period begins at the close of normal trading on the New York Stock Exchange ("NYSE"), currently 4:00 p.m. Eastern time, on each Valuation Day and ends at the close of the NYSE on the next Valuation Day, or the next day we are open, if later.

Variable Account—LLAC Variable Account, which is a segregated investment account of Liberty Life.

QUESTIONS AND ANSWERS ABOUT YOUR CONTRACT

These are answers to questions that you may have about some of the most important features of your Contract. The Contract is described more fully in the remainder of this Prospectus. Please read this Prospectus carefully. Unless otherwise indicated, the description of the Contract contained in this Prospectus assumes that the Contract is in force, that there is no Indebtedness, and that current federal tax laws apply.

1. What is a modified single payment variable life insurance contract?

The Contract has a Death Benefit, Account Value, and other features similar to life insurance contracts providing fixed benefits. The Contract permits the Contract Owner to pay a single significant initial Payment and, subject to restrictions, additional Payments. It is a "variable" Contract because the Account Value and, in some circumstances, the Death Benefit vary according to the investment performance of the Sub-Accounts to which you have allocated your Payment. The Account Value is not guaranteed. This Contract provides you with the opportunity to take advantage of any increase in your Account Value, but you also bear the risk of any decrease.

2. Who may purchase a Contract?

We will issue Contracts on the lives of prospective Insureds age 0-85 who meet our underwriting standards. You may purchase a Contract to provide insurance coverage on the life of one Insured ("Single Life Contract") or a Contract to provide insurance coverage in the lives of two Insureds ("Survivorship Contract").

3. What is the Death Benefit?

Under a Single Life Contract, while the Contract is in force, we will pay a Death Benefit to the Beneficiary upon the death of the Insured. Under a Survivorship Contract, we will pay the Death Benefit to the Beneficiary upon the death of the second Insured. The Death Benefit is equal to the greater of your Contract's Initial Death Benefit and the Account Value multiplied by a specified percentage. Decreases in the Account Value of an in force Contract will never cause the Death Benefit to be less than the Initial Death Benefit. Before we pay the Death Benefit to the Beneficiary, however, we will subtract an amount sufficient to repay any outstanding Indebtedness and to pay any due and unpaid charges. In addition, if you withdraw part of your Account Value, we will reduce the Initial Death Benefit as described in this Prospectus on page 29.

4. How will the Account Value of my Contract be determined?

Your Payments are invested in one or more of the Sub-Accounts or allocated to the Fixed Account, as you instruct us. Your Account Value is the sum of the values of your interests in the Sub-Accounts, plus the values in the Fixed Account and the Loan Account. Your Account Value will depend

on the investment performance of the Sub-Accounts and the amount of interest we credit to the Fixed Account and the Loan Account, as well as the Payments paid, partial withdrawals, and charges assessed. We do not guarantee a minimum Account Value on the portion of your Payments allocated to the Variable Account.

5. What are the Payments for this Contract?

Your initial Payment must equal at least $10,000. If you choose, you may make additional Payments of at least $1,000 each, subject to the restrictions described in this Prospectus. We may require you to provide evidence of insurability if an increase in the Death Benefit would result from an additional Payment. We will refuse to accept any additional Payment that would cause the Contract to lose its status as a life insurance contract under the Tax Code.

6. When is the Contract effective?

Simplified underwriting. If your application is approved through simplified underwriting, your Contract will be effective and your life insurance coverage under the Contract will begin on the date that your application and initial payment are taken.

Full underwriting. If your application requires full underwriting and we approve your application, your Contract will be effective as of the date that we receive your initial Payment. If you submit your initial Payment with your application, the effective date of your Contract will be the date of your application, which will be designated your Contract's Contract Date. Otherwise, when we deliver your Contract we will require you to pay sufficient Payment to place your insurance in force. At that time, we also will provide you with a document showing your Contract's effective date, which will be designated as the Contract Date. While your application is in underwriting, if you have paid your initial Payment we may provide you with temporary life insurance coverage in accordance with the terms of our conditional receipt.

If we approve your application, you will earn interest on your Payment from the Contract Date. We will also begin to deduct the Contract charges as of the Contract Date. We will temporarily allocate your initial Payment to our Fixed Account until we allocate it to the Sub-Accounts in accordance with the procedures described in the Answer to Question 7.

If we reject your application, we will not issue you a Contract. We will return any Payment you have made, adding interest as and at the rate required in your state. We will not subtract any contract charges from the amount we refund to you.

7. How are my Payments allocated?

When you apply for the Contract, you specify in your application how to allocate your Payment among the Sub-Accounts and the Fixed Account. You must use whole number percentages and the total allocations must equal 100%. We allocate any subsequent Payment in those percentages until you give us new written instructions. You may allocate your Payment to up to ten Sub-Accounts and the Fixed Account. You must allocate at least five percent of your Payment to each option that you choose. In the future, we may change these limits.

Initially, we will temporarily allocate your initial Payment to the Fixed Account as of the Contract Date. We generally will then reallocate that amount (including any interest) among the Sub-Accounts and the Fixed Account in accordance with your instructions, on the twenty-fifth day after the Delivery Date. This period may be longer or shorter, depending on the length of the right to return period in your state, as it will always equal five days plus the number of days in the right to return period in your state. As a general rule, any subsequent Payment will be allocated to the Sub-Accounts and the Fixed Accounts as of the date your Payment is received in our Service Center.

You may transfer Account Value among the Sub-Accounts and the Fixed Account while the Contract is in force, by writing to us or calling us at 1-800-400-1377. We currently are not charging a transfer fee on all transfers. Under the Contract, however, we may charge a fee of $25 per transfer on each transfer, including Dollar Cost Averaging and Asset Rebalancing transfers. We may change the number of free transfers at any time, subject to the limits described in "Transfer Fee" on page 37, but the transfer fee will never exceed $25 per transfer. While you may also transfer amounts from the Fixed Account, certain restrictions apply. For more detail, see "Transfer of Account Value" on page 17 and "Transfers Authorized by Telephone", on page 18.

You may also use our automatic Dollar Cost Averaging program or our Asset Rebalancing program. Under the Dollar Cost Averaging program, each month amounts are automatically transferred to the Sub-Accounts at regular intervals from the account of your choice. For more detail, see "Dollar Cost Averaging", on page 18.

Under the Asset Rebalancing program, you periodically can readjust the percentage of your Account Value allocated to each Sub-Account to maintain a pre-set level. Investment results will shift the balance of your Account Value allocations. If you elect Asset Rebalancing, we periodically transfer your Account Value back to the specified percentages at the frequency that you specify. For more detail, see "Asset Rebalancing", on page 19.

8. What are my investment choices under the Contract?

You can allocate and reallocate your Account Value among the Sub-Accounts, each of which in turn invests in a single Portfolio. Under the Contract, the Variable Account currently invests in the following Portfolios:

AIM Variable Insurance Funds
- AIM V.I. Capital Appreciation Fund
- AIM V.I. Government Securities Fund
- AIM V.I. International Equity Fund

Dreyfus
- Dreyfus Stock Index Fund
- Dreyfus Variable Investment Fund Appreciation Portfolio
- Dreyfus Socially Responsible Growth Fund, Inc.

Liberty Variable Investment Trust
- Colonial Small Cap Value Fund, Variable Series
- Colonial High Yield Securities Fund, Variable Series
- Colonial Strategic Income Fund, Variable Series
- Colonial U.S. Growth & Income Fund, Variable Series
- Liberty All-Star Equity Fund, Variable Series

MFS® Variable Insurance Trust
- MFS Emerging Growth Series
- MFS Research Series
- MFS Utilities Series
- MFS Growth with Income Series

Stein Roe Variable Investment Trust
- Stein Roe Balanced Fund, Variable Series
- Stein Roe Growth Stock Fund, Variable Series
- Stein Roe Money Market Fund, Variable Series

Each Portfolio holds its assets separately from the assets of the other Portfolios. Each Portfolio has distinct investment objectives and policies, which are described in the accompanying Prospectuses for the Portfolios.

In addition, the Fixed Account is available.

9. May I take out a Contract Loan?

Yes, you may borrow money from us using your Contract as security for the loan. You may borrow up to 90% of the Cash Value of your Contract. In most instances Contract Loans are treated as distributions for Federal tax purposes. Therefore, you may incur tax liabilities if you borrow a Contract Loan. For more detail, see "Contract Loans", on pages 27-28, and "Contracts Which Are MECs", on pages 43-44.

10. What are the charges deducted from my Account Value?

On each Valuation Day we deduct the Separate Account Expense Charge from the Sub-Accounts to compensate Liberty Life for its expenses incurred and certain risks assumed under the Contracts. The Separate Account Expense Charge is calculated at an annual rate equivalent to 1.65% of average daily net assets.

We also deduct a monthly deduction from your Account Value for the cost of insurance charge, the Contract Fee (when due), the Fixed Account Expense Charge, and the cost of any benefit rider. The cost of insurance charge covers our anticipated mortality costs. The Contract Fee covers certain administrative expenses in connection with the Contracts. The Fixed Account Expense Charge is intended to cover state premium taxes and administration expenses. The Fixed Account Expense Charge equals 0.04% of the Account Value in the Fixed Account on each Monthly Date, which is equivalent to an annual rate of 0.48% of the average monthly Account Value in the Fixed Account.

We subtract the Fixed Account Expense Charge from your Fixed Account balance. We allocate the remainder of the monthly deduction pro rata among your Account Value in the Sub-Accounts and the Fixed Account.

We currently waive the transfer fee on all transfers. Under the Contract, however, we may charge a fee of $25 per transfer on each transfer, including Asset Rebalancing and Dollar Cost Averaging transfers. We may change the numbers of free transfers at any time, subject to the limits described in "Transfer Fee" on page 37, but the transfer fee will never exceed $25.

We impose a Withdrawal Charge to cover a portion of our premium tax expenses and a portion of the sales expenses we incur in distributing the Contracts. These sales expenses include agents' commissions, advertising, and the printing of Prospectuses. The Withdrawal Charge is described in the answer to Question 11 below and in "Withdrawal Charge", on pages 35-36. We also impose a withdrawal fee of up to $25 on each partial withdrawal after the first in each Contract Year. The withdrawal fee is used to cover our administrative expenses in processing your partial withdrawal request.

The charges assessed under the Contract are summarized in the table entitled "Contract Charges and Deductions" on pages 11-12 and described in more detail in "Deductions and Charges", beginning on page 33.

In addition to our charges under the Contract, each Portfolio deducts amounts from its assets to pay its investment advisory fee and other expenses. The Prospectuses for the Portfolios describe their respective charges and expenses in more detail. We may receive compensation from the investment advisers or administrators of the Portfolios. Such compensation will be consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Portfolios.

11. Do I have access to the value of my Contract?

While the Contract is in force, you may surrender your Contract for the Surrender Value, which is the Cash Value less any Indebtedness, the Contract Fee, and unpaid charges. Upon surrender, life insurance coverage under the Contract will end. You may also withdraw part of your Account Value through a partial withdrawal. You may not withdraw less than $250 at one time. Currently, if the Account Value after any partial withdrawal would be less than $10,000, we may treat your request as a request to surrender your Contract. We may waive or change this limit. We do not permit any partial withdrawals during the first Contract Year. For more detail, see "Amount Payable on Surrender of the Contract" and "Partial Withdrawals", on pages 28-29.

We may deduct a Withdrawal Charge and/or withdrawal fee on a surrender or a partial withdrawal.

Withdrawal Charge. If you surrender your Contract, the Withdrawal Charge will equal a percentage of your initial Payment net of all previous withdrawal amounts on which you paid a Withdrawal Charge. If you make a partial withdrawal from your Contract, the Withdrawal Charge will equal a percentage of the amount withdrawn until your total partial withdrawals on which you paid a Withdrawal Charge equals your initial Payment. After that limit is reached, partial withdrawals are not subject to the Withdrawal Charge. The Withdrawal Charge is intended to cover our actual premium tax expenses and sales expenses.

The rate used to determine the Withdrawal Charge depends on the year the withdrawal is made. The Withdrawal Charge declines to zero percent after the seventh Contract Year. The Withdrawal Charge is assessed at the following rates for Contracts issued in all jurisdictions except Maryland:

Contract Year	Withdrawal Charge	Contract Year	Withdrawal Charge
1	9.75%	5	7.25%
2	9.50%	6	5.00%
3	9.25%	7	4.75%
4	7.50%	8+	0%

For Contracts issued in Maryland, see "Withdrawal Charge" on pages 35-36.

We will waive the Withdrawal Charge on the portion of a withdrawal equal to the greater of:

> Ten percent of the Account Value, less any prior free partial withdrawals and preferred loans since the most recent Contract Anniversary; or earnings not previously withdrawn.

We also will waive the Withdrawal Charge for qualified medical stays.

Withdrawal fee. We may charge a withdrawal fee on any partial withdrawal after the first in any Contract Year. The withdrawal fee will equal the lesser of $25 or two percent of the amount withdrawn. The withdrawal fee does not

apply to full surrenders. The withdrawal fee is intended to compensate us for our administrative costs in processing your partial withdrawal request.

For more detail, see "Withdrawal Charge", on pages 35-36.

12. What are the tax consequences of buying this Contract?

Your Contract is structured to meet the definition of a life insurance contract under the Tax Code. We may need to limit the amount of Payments you pay under the Contract to ensure that your Contract continues to meet that definition.

In most circumstances, your Contract will be considered a "modified endowment contract", which is a form of life insurance contract under the Tax Code. Special rules govern the tax treatment of modified endowment contracts. Under current tax law, death benefit payments under modified endowment contracts, like death benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. Withdrawals and Contract Loans, however, are treated differently. Amounts withdrawn and Contract Loans are treated first as income, to the extent of any gain, and then as a return of Payment. The income portion of the distribution is includable in your taxable income. Also, an additional ten percent penalty tax is generally imposed on the taxable portion of amounts received before age 59½. For more information on the tax treatment of the Contract, see "Federal Tax Considerations", beginning on page 40, and consult your tax adviser.

13. Can I return this Contract after it has been delivered?

In many states, you may cancel your Contract by returning it to us within twenty days after you receive it. In some states, however, this right to return period may be longer or shorter, as provided by state law. If you return your Contract, the Contract terminates and, in most states, we will pay you an amount equal to your Payment. Since state laws differ as to the consequences of returning a Contract, you should refer to your Contract for specific information about your circumstances.

14. When does coverage under the Contract end?

Your Contract has a Guaranteed Death Benefit (called Guaranteed Coverage in Maryland). Under this provision, if you do not have any outstanding Indebtedness, your Contract will never lapse. Your Contract will remain in force until payment of the Death Benefit or the Maturity Date, unless you voluntarily surrender your Contract at an earlier date. If you have outstanding Indebtedness, the Contract will enter a 61-day Grace Period if on a Monthly Date the Surrender Value is insufficient to pay the Monthly Deduction. The Contract will terminate at the end of the Grace Period, unless you pay an amount sufficient to keep the Contract in force. The Contract also will terminate on the Maturity Date, unless you enter into an Extended Maturity Agreement. The terms of the Guaranteed Death Benefit may vary in some states, see your contract for a complete explanation of this provision.

15. Can I get an illustration to help me understand how Contract values change with investment experience?

At your request we will furnish you with a free, personalized illustration of Account Values, Surrender Values and Death Benefits. The illustration will be personalized to reflect the proposed Insureds' age, sex, underwriting classification, proposed initial Payment, and any available riders requested. The illustrated Account Values, Surrender Values and Death Benefits will be based on certain hypothetical assumed rates of return for the Variable Account. Your actual investment experience probably will differ, and as a result the actual values under the Contract at any time may be higher or lower than those illustrated. The personalized illustrations will follow the methodology and format of the hypothetical illustrations in Appendix A of this Prospectus.

FEES AND EXPENSES

The following tables are designed to help you understand the fees and expenses that you bear, directly or indirectly, as a Contract Owner. The first table describes the Contract charges and deductions you directly bear under the Contract. The second table describes the fees and expenses of the Portfolios that you bear indirectly when you purchase a Contract. (See "Deductions and Charges", beginning on page 33.)

Contract Charges and Deductions

Charges Deducted from Account Value

Monthly Cost of Insurance Charge:

Current	Guaranteed
The lower of: (i) the product of the current asset-based cost of insurance charge times the Account Value on the Monthly Date;(1) and (ii) the product of the applicable guaranteed cost of insurance rate times the net amount at risk.(2) The current asset-based rate for Single Life Contracts for the Standard (NT)(3) rate class is 0.45% annually of Account Value. The current asset-based rate for Survivorship Contracts where both Insureds are in the Standard (NT) rate class is 0.15% annually of Account Value.	Ranges from $.01 per $1,000 of net amount at risk to $82.50 per $1,000 of net amount at risk(2)

Contract Fee:	$30.00 per year, deducted annually(4)
Monthly Fixed Account Expense Charge:	0.48% annually of the average monthly Account Value in the Fixed Account (0.04% per month)(5)
Transaction Charges	
Transfer Fee:	$25 per transfer(6)
Partial Withdrawal Fee:	The lesser of $25 or 2% of the amount withdrawn
Deferred Sales Charge	
Maximum Withdrawal Charge:	9.75% of the initial Payment(7)
Charges Deducted from the Sub-Accounts	
Annual Variable Account Charges:	
Expense Charge:	1.65% of daily net assets in the Variable Account(8)
Federal Income Tax Charge:	Currently none.(9)

(1) The asset-based cost of insurance rate differs depending on Contract type, rating class, and history of tobacco use of the Insured(s). The asset-based rates that we set will reflect our expectations as to mortality experience under the Contracts and other relevant factors, such that the aggregate actual cost of insurance charges paid under the Contracts will compensate us for our aggregate mortality risks under the Contracts. In our discretion, we may change the asset-based rate used in the current cost of insurance formula. Even if we change the asset-based rate, however, you will never be charged more than the amount determined using the guaranteed cost of insurance tables in your Contract. For further explanation, see "Deductions and Charges—Monthly Deduction—Cost of Insurance Charge," on pages 33-34.

(2) The guaranteed cost of insurance charges are based on attained age, sex, rating class, and history of tobacco use of the Insured. The net amount at risk is the difference between the Death Benefit divided by 1.0028709 and the Account Value. See "Deductions and Charges—Monthly Deduction—Cost of Insurance Charge," on pages 33-34.

(3) The Standard (NT) rate class is our best rate class for Insureds who have not used tobacco of any kind within the past twenty-four months.

(4) The Contract Fee is deducted annually on the Contract Anniversary. If you surrender your Contract during a Contract Year, we will deduct the Contract Fee from your surrender proceeds. We currently waive the Contract Fee on Contracts with an Account Value of at least $50,000.

(5) Deducted monthly in an amount equal to 1⁄12 of the annual rate shown, multiplied by the Account Value in the Fixed Account on the relevant Monthly Date.

(6) We currently waive the Transfer Fee on all transfers. We reserve the right in the future to charge the Transfer Fee on all transfers as described above. See "Transfer Fee" on page 37.

(7) This charge applies only upon withdrawals of the initial Payment. It does not apply to withdrawals of any additional Payments paid under a Contract. The Withdrawal Charge declines to zero percent after the seventh Contract Year. It is imposed to cover a portion of our premium tax expenses and a portion of the sales expense incurred by us in distributing the Contracts. In any Contract Year, we will not charge any Withdrawal Charge on that portion of your withdrawals equal to the greater of: (a) ten percent of the Account Value, less any prior free partial withdrawals and preferred loans since the most recent Contract Anniversary; or (b) earnings not previously withdrawn. "Earnings", for this purpose, is defined on page 36. See "Deductions and Charges—Withdrawal Charge," pages 33-36.

(8) Deducted each Valuation Period in an amount equal to 1/365 of the annual rate shown, multiplied by the Account Value in the Variable Account on the relevant Valuation Day, multiplied by the number of days in the relevant Valuation Period.

(9) We currently do not assess a charge for federal income taxes that may be attributable to the operations of the Variable Account. We reserve the right to do so in the future. See "Deductions and Charges—Separate Account Expense Charge", page 33.

Portfolio Expenses(1)
(As a percentage of average net assets)

Portfolio	Management Fees	Total Fund Other Expenses	Total Fund Annual Expenses
AIM V.I. Capital Appreciation	0.62%	0.11%	0.73%
AIM V.I. Government Securities	0.50%	0.40%	0.90%
AIM V.I. International Equity	0.75%	0.22%	0.97%
Dreyfus Stock Index Fund	0.25%	0.01%	0.26%(2)
Dreyfus VIF Appreciation Portfolio	0.75%	0.03%	0.78%(2)
Dreyfus Socially Responsible Growth Fund, Inc	0.75%	0.04%	0.79%(2)
Colonial Small Cap Value	0.80%	2.86%	3.66%(3)
Colonial High Yield Securities	0.60%	0.68%	1.28%(3)
Colonial Strategic Income	0.65%	0.10%	0.75%
Colonial U.S. Growth & Income	0.80%	0.08%	0.88%
Liberty All-Star Equity	0.80%	0.15%	0.95%
MFS Emerging Growth	0.75%	0.09%	0.84%(4)
MFS Research	0.75%	0.11%	0.86%(4)
MFS Utilities	0.75%	0.16%	0.91%(4)
MFS Growth with Income	0.75%	0.13%	0.88%(4)
Stein Roe Balanced	0.60%	0.03%	0.63%
Stein Roe Growth Stock	0.65%	0.02%	0.67%
Stein Roe Money Market	0.50%	0.02%	0.52%

(1) All Trust and Portfolio expenses are based on 1999 expenses. The expenses of the Colonial Small Cap Value Fund and Colonial High Yield Securities Fund, as shown in the table above, do not reflect the agreement of each Portfolio's adviser to reimburse expenses above the limits shown in note(3).

(2) The Dreyfus Corporation ("Dreyfus") has undertaken to reduce its management fee and/or reimburse the other expenses of the Dreyfus Stock Index Fund if necessary to prevent the Portfolio's aggregate expenses from exceeding 0.40% of the Portfolio's average net assets for the fiscal year. Dreyfus may end this undertaking on at least 180 days prior notice. In addition, Dreyfus and/or the subadvisers to the Dreyfus Portfolios may from time to time waive receipt of their fees and/or voluntarily assume certain expenses of these Portfolios. During the fiscal year ending December 31, 1999, neither Dreyfus nor the subadvisers waived any fee or reimbursed expenses for these funds and portfolio.

(3) Liberty Advisory Services Corp. has voluntarily agreed to reimburse all expenses, including management fees, in excess of the following percentages of the average annual net assets of each of the Trust's eligible Portfolios: 1.00% for Colonial Small Cap Value Fund; and .80% for Colonial High Yield Securities. After such reimbursements, each such Portfolio's Management Fees, Other Expenses, and Total Expenses would have been as follows: 0.00%, 1.00%, and 1.00% for Colonial Small Cap Value Fund, and 0.12%, 0.68%, and 0.80% for the Colonial High Yield Securities Fund.

(4) Massachusetts Financial Services Company ("MFS") has an expense offset arrangement which reduces each series custodian's fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account those expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Total Annual Expenses" would be lower for each series and would equal: 0.83% for MFS Emerging Growth; 0.85% for MFS Research; 0.90% for MFS Utilities; and 0.87% for MFS Growth with Income.

PURCHASE OF CONTRACT AND ALLOCATION OF PAYMENTS

Application for a Contract. You may apply to purchase a Contract by submitting a written application to us through one of our authorized agents. We will not issue Contracts to insure people who are older than age 85. Before we issue a Contract, we will require you to submit evidence of insurability satisfactory to us. Acceptance of your application is subject to our underwriting rules. We reserve the right to reject your application for any lawful reason. If we do not issue a Contract to you, we will return your Payment to you. We reserve the right to change the terms or conditions of your Contract to comply with differences in applicable state law. Variations from the information appearing in this Prospectus due to individual state requirements are described in supplements which are attached to this Prospectus or in endorsements to the Contract, as appropriate.

In general, we will deliver your Contract when (1) we have received your initial Payment and (2) we have determined that your application meets our underwriting requirements. The Contract Date will be the effective date of insurance coverage under your Contract. We use the Contract Date to determine Contract Anniversaries, Contract Years, and Monthly Dates.

We will not accept your initial Payment with your application if the requested Initial Death Benefit of your Contract exceeds our then-current limit. In other cases, you may choose to pay the initial Payment with your application. If you did not submit your initial Payment with your application, when we deliver your Contract we will require you to pay sufficient Payment to place your insurance in force.

Simplified underwriting. Under our current underwriting rules, which we may change when and as we decide, proposed Insureds are eligible for simplified underwriting without a medical examination, if the application responses and initial payment meet our simplified underwriting standards. Simplified underwriting is not available if the initial Payment exceeds the limits set in our simplified underwriting standards.

Simplified underwriting also is not available if the Insured would be more than 80 years old on the Contract Date. For Survivorship Contracts, both Insureds must meet our simplified underwriting requirements. Simplified underwriting limits may vary by state.

If your application is approved through simplified underwriting, your Contract will be effective and your life insurance coverage under the Contract will begin on the date of your application. Your Contract Date will be the date your application and initial payment are taken.

Full underwriting. If your application requires full underwriting and we approve your application, your Contract will be effective as of the date that we receive your initial Payment. If you submit your initial Payment with your application, the effective date of your Contract will be the date of your application, which will be designated your Contract's Contract Date. Otherwise, when we deliver your Contract we will require you to pay sufficient Payment to place your insurance in force. At that time, we also will provide you with a document showing your Contract's effective date, which will be designated as the Contract Date. While your application is in underwriting, if you have paid your initial Payment we may provide you with temporary life insurance coverage in accordance with the terms of our conditional receipt.

If we approve your application, you will earn interest on your Payment from the Contract Date. We will also begin to deduct the Contract charges as of the Contract Date. We will temporarily allocate your initial Payment to our Fixed Account until we allocate it to the Sub-Accounts and the Fixed Account in accordance with the procedures described in "Allocation of Payments" on page 15 below.

If we reject your application, we will not issue you a Contract. We will return any Payment you have made, adding interest as and at the rate required in your state. We will not subtract any contract charges from the amount we refund to you.

Payments. You must pay an initial Payment to purchase a Contract. The initial Payment purchases a Death Benefit initially equal to your Contract's Initial Death Benefit. The minimum initial Payment is $10,000. We may waive or change this minimum. If you choose, you may pay additional Payments, subject to the conditions described below.

You may pay additional Payments at any time and in any amount necessary to avoid termination of your Contract. You may also pay additional Payments subject to the following conditions:

(1) each additional Payment must be at least $1,000; and

(2) the Payment will not disqualify your Contract as a life insurance contract under the Tax Code.

We intend to require satisfactory evidence of insurability as a condition for accepting any Payment that would result in an increase in the Death Benefit. Any such increase will take effect on the first Monthly Date after we approve the increase. In the future, we may waive this requirement.

Allocation of Payments. Initially, we will temporarily allocate your initial Payment to the Fixed Account as of the Contract Date. We generally will then reallocate that amount (including any interest) among the Sub-Accounts and the Fixed Account in accordance with your instructions, on the twenty-fifth day after the Delivery Date. This period may be longer or shorter, depending on the length of the right of return period in your state, as it will always equal five days plus the number of days in the right to return period in your state.

You must specify your allocation percentages in your Contract application. Percentages must be in whole numbers and the total allocation must equal 100%. We will allocate your subsequent Payments in those percentages, until you give us new allocation instructions.

You initially may allocate your Account Value to up to ten Sub-Accounts and the Fixed Account. Moreover, you may not allocate less than five percent of your Account Value to any one option. You subsequently may add or delete Sub-Accounts and/or the Fixed Account from

your allocation instructions without regard to this limit. Your allocation to the Fixed Account, if any, does not count against this limit. In the future we may change these limits.

We generally will allocate your additional Payments to the Sub-Accounts and the Fixed Account as of the date your Payment is received in our Service Center. If an additional Payment requires underwriting, however, we may delay allocation until the next Monthly Date after we have completed underwriting. We will follow the allocation instructions in our file, unless you send us new allocation instructions with your Payment. If you have any outstanding Indebtedness, we will apply your additional payment to your outstanding loan balance until it is fully repaid, unless you instruct us otherwise in writing.

We will make all valuations in connection with the Contract, other than the initial Payment and other Payments requiring underwriting, on the date a Payment is received or your request for other action is received at our Service Center, if that date is a Valuation Day. Otherwise we will make that determination on the next succeeding day which is a Valuation Day.

Account Value. Your Account Value is the sum of the value of your interest in the Sub-Accounts you have chosen, plus your Fixed Account balance, plus your Loan Account balance. Your Account Value may increase or decrease daily to reflect the performance of the Sub-Accounts you have chosen, the addition of interest credited to the Fixed Account and the Loan Account, the addition of Payments, and the subtraction of partial withdrawals and charges assessed. There is no minimum guaranteed Account Value.

On the Contract Date, your Account Value will equal the initial Payment less the Monthly Deduction for the first Contract Month.

On each Valuation Day, the value of your interest in a particular Sub-Account will equal:

(1) The total value of your Accumulation Units in the Sub-Account; plus

(2) Any Payment received from you and allocated to the Sub-Account during the current Valuation Period; plus

(3) Any Account Value transferred to the Sub-Account during the current Valuation Period; minus

(4) Any Account Value transferred from the Sub-Account during the current Valuation Period; minus

(5) Any amounts withdrawn by you (plus the applicable Withdrawal Charge and withdrawal fee) from the Sub-Account during the current Valuation Period; minus

(6) The portion of any Monthly Deduction allocated to the Sub-Account during the current Valuation Period for the Contract Month following the Monthly Date.

On each Valuation Day, your Fixed Account balance will equal:

(1) The Fixed Account balance on the previous Valuation Day; plus

(2) Any Payment allocated to it; plus

(3) Any Account Value transferred to it from the Sub-Accounts or the Loan Account; plus

(4) Interest credited to it; minus

(5) Any Account Value transferred out of it; minus

(6) Any amounts withdrawn by you (plus the applicable Withdrawal Charge); minus

(7) The portion of any Monthly Deduction allocated to the Fixed Account.

All values under the Contract equal or exceed those required by law. Detailed explanations of methods of calculation are on file with the appropriate regulatory authorities.

Accumulation Unit Value. The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the corresponding Portfolio and the deduction of certain expenses. We will determine the Accumulation Unit Value for each Sub-Account on each Valuation Day. A Sub-Account's Accumulation Unit Value for a particular Valuation Day will equal the Sub-Account's Accumulation Unit Value on the preceding Valuation Day multiplied by the Net Investment Factor for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each Sub-Account is: (1) divided by (2) minus (3), where: (1) is the sum of (a) the net asset value per share of the corresponding Portfolio at the end of the current Valuation Period and (b) the per share amount of any dividend or capital gains distribution by that Portfolio, if the ex-dividend date occurs in that Valuation Period; (2) is the net asset value per share of the corresponding Portfolio at the beginning of the Valuation Period; and (3) is an amount equal to the Expense Charge imposed during the Valuation Period.

You should refer to the Prospectuses for the Portfolios which accompany this Prospectus for a description of how the assets of each Portfolio are valued, since that determination directly affects the investment experience of the corresponding Sub-Account and, therefore, your Account Value.

Transfer of Account Value. While the Contract is in force before the Maturity Date, you may transfer Account Value among the Fixed Account and Sub-Accounts in writing or by telephone. You may not request a transfer of less than $250 from a single Sub-Account, unless the amount requested is your entire balance in the Sub-Account. If less than $500 would remain in a Sub-Account after a transfer, we may require you to transfer the entire balance of the Sub-Account. We reserve the right to change these minimums.

We currently are waiving the transfer fee on all transfers, including Dollar Cost Averaging and Asset Rebalancing transfers. Under the Contract, however, we may charge a maximum transfer fee of $25 on each transfer. We may impose a limit on the number of free transfers, or change that number, at any time. If we limit the number of free transfers to 12 or less per Contract Year, we will notify you of any reduction in the number of free transfers at least 90 days in advance of the effective date of the change, and the change will not be effective until your next Contract Anniversary.

We currently do not limit the number of Sub-Accounts to which you may allocate your Account Value, other than in your initial allocation. We may impose a limit in the future.

As a general rule, we only make transfers on days when we and the NYSE are open for business. If we receive your request on one of those days, we will make the transfer that day. Otherwise, we will make the transfer on the first subsequent day on which we and the NYSE are open. Transfers pursuant to a Dollar Cost Averaging or Asset Rebalancing program will be made at the intervals you have selected in accordance with the procedures and requirements we establish.

You may make transfers from the Fixed Account to the Sub-Accounts only during the 60 days after each Contract Anniversary. You must submit your request no later than the end of this 60-day period. In addition, in each Contract Year, the largest amount that you may transfer out of the Fixed Account is the greater of: (a) the amount transferred in the prior Contract Year; (b) twenty percent of the current Fixed Account balance; or (c) the entire balance if it is not more than $250. The Contract permits us to defer transfers from the Fixed Account for up to six months from the date you ask us.

We will not charge a transfer fee on a transfer of all of the Account Value in the Sub-Accounts to the Fixed Account.

Transfers Authorized by Telephone. You may make transfers by telephone, unless you advise us in writing not to accept telephonic transfer instructions. The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Timely requests will be processed on that day at that day's price.

We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses. We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

Dollar Cost Averaging. Under our automatic Dollar Cost Averaging program, while the Contract is in force you may authorize us to transfer a fixed dollar amount at fixed intervals to the Sub-Accounts of your choice in accordance with the procedures and requirements that we establish. The transfers will continue until you instruct us to stop, or until your chosen source of transfer payments is exhausted. If you are dollar cost averaging from the Fixed Account and instruct us to stop, you will have 60 days to transfer any or all of your Fixed Account balance from the Fixed Account to the Sub-Accounts. After that time, you can not transfer from the Fixed Account until your next Contract Anniversary. For more detail on transfer restrictions from the Fixed Account, see "Transfer of Account Value" on pages 17-18. We currently are waiving the contractual transfer fee on all transfers, including Dollar Cost Averaging transfers. If we limit the number of free transfers, however, transfers under the Dollar Cost Averaging program will count toward that limit. See "Transfer Fee" on page 37.

Your request to participate in this program will be effective when we receive your completed application at our Service Center at the address given on the first page of this Prospectus. Call or write us for a copy of the application and additional information concerning the program. We may change, terminate, limit or suspend Dollar Cost Averaging at any time.

The theory of dollar cost averaging is that by spreading your investment over time, you may be able to reduce the effect of transitory market conditions on your investment. In addition, because a given dollar amount will purchase more units when the unit prices are relatively low rather than when the prices are higher, in a fluctuating market, the average cost per unit may be less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program; nor will it prevent or necessarily reduce losses in a declining market. Moreover, other investment programs may not work in concert with Dollar Cost Averaging. Therefore, you

should monitor your use of these programs, as well as other transfers or withdrawals, while Dollar Cost Averaging is being used. You may not participate in both the Dollar Cost Averaging and Asset Rebalancing Programs at the same time.

Asset Rebalancing. Asset Rebalancing allows you to readjust the percentage of your Account Value allocated to each Sub-Account to maintain a pre-set level. Over time, the variations in each Sub-Account's investment results will shift the balance of your Account Value allocations. Under the Asset Rebalancing feature, we periodically will transfer your Account Value, including new Payments (unless you specify otherwise), back to the percentages you specify in accordance with procedures and requirements that we establish. All of your Account Value allocated to the Sub-Accounts must be included in an Asset Rebalancing program. You may not include your Fixed Account balance in an Asset Rebalancing program. We currently are waiving the contractual transfer fee on all transfers, including Asset Rebalancing transfers. If we limit the number of free transfers, however, transfers under an Asset Rebalancing program will count toward that limit. See "Transfer Fee" at page 37.

You may request Asset Rebalancing when you apply for your Contract or by submitting a completed written request to us at our Service Center. Please call or write us for a copy of the request form and additional information concerning Asset Rebalancing.

Asset Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Account Value allocated to the better performing segments. Other investment programs may not work in concert with Asset Rebalancing. Therefore, you should monitor your use of these programs, as well as other transfers or withdrawals, while Asset Rebalancing is being used. We may change, terminate, limit, or suspend Asset Rebalancing at any time. You may not participate in both the Dollar Cost Averaging and Asset Rebalancing Programs at the same time.

Asset Allocation Models. Standard & Poor's Inc. ("S&P") has developed several asset allocation models for use with the Contract. The purpose of these models is to provide generalized guidance on how to allocate Account Value among the Sub-Accounts in a manner that is consistent with various investment objectives and risk tolerances. You may use a questionnaire and scoring system developed by S&P in order to help you to determine which model might be appropriate for you. Although we have arranged for the preparation of these asset allocation models and related materials, it is up to you to decide whether to use a model and, if so, which model to use. Moreover, the models are not individualized investment advice. Accordingly, we recommend that you consult your financial adviser before adopting a model.

If you decide to use a model, we will automatically allocate your Payments in accordance with the percentages specified in one of the S&P models. You may only use one model at a time. We also will automatically enroll you in our Asset Rebalancing Program and we will periodically rebalance your total Sub-Account Values in accordance with your chosen model. If you wish to allocate a portion of your Payments or Account Value to the Fixed Account, you must instruct us specifically, because none of the models includes the Fixed Account.

You may choose to use an S&P asset allocation model at any time. You also may discontinue your use at any time. We will automatically discontinue your use of a model if you (a) discontinue the Asset Rebalancing Program or (b) give us instructions changing your allocations of Payments or Account Value among the Sub-Accounts. Call us at our Service Center or contact your agent for additional information or forms.

For each model, S&P determines the percentage allocations among the Sub-Accounts based upon a comparison of the model's investment objectives and the relevant underlying Portfolios' investment objectives and portfolio composition. These models are specific to this Contract. Similarly named models developed for use with our other products may differ.

Periodically, S&P will review the models. As a result of those reviews, S&P may decide that to better seek to meet a model's goal, it would be appropriate to change the percentage allocations among the Sub-Accounts. If you are using that model, we will notify you before we implement the change.

THE INVESTMENT AND FIXED ACCOUNT OPTIONS

Variable Account Investments

Portfolios. Each of the Sub-Accounts invests in the shares of one of the Portfolios. Each Portfolio is a separate investment series of an open-end management investment company registered under the Investment Company Act of 1940. We briefly describe the Portfolios below. You should read the current Prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. If you do not have a Prospectus for a Portfolio, contact us and we will send you a copy.

Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the income, gains, and losses of one Portfolio have no effect on the investment performance of any other Portfolio.

The Portfolios which currently are the permissible investments of the Variable Account under this Contract are separate series of AIM Variable Insurance Funds ("AIM Funds"), Liberty Variable Investment Trust ("Liberty Trust"), MFS Variable Insurance Trust ("MFS Trust"), and Stein Roe Variable Investment Trust ("Stein Roe Trust"), and separately incorporated mutual funds and a single series of a mutual fund managed by The Dreyfus Corporation (the "Dreyfus Portfolios"). The investment objectives of the Portfolios are briefly described below.

Portfolios of AIM Funds and Variable Account Sub-Accounts

AIM V.I. Capital Appreciation Fund. Growth of capital through investment in common stocks, with emphasis on medium and smaller-sized growth companies.

AIM V.I. Government Securities Fund. High level of current income consistent with reasonable concern for safety of principal by investing in debt securities issued, guaranteed or otherwise backed by the United States Government.

AIM V.I. International Equity Fund. Long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

Dreyfus Portfolios and Variable Account Sub-Accounts

Dreyfus Stock Index Fund (Dreyfus Stock Index Sub-Account). Seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index by investing in all 500 stocks in the S&P 500® in proportion to their weighting in the index.[(1)]

Dreyfus Variable Investment Fund Appreciation Portfolio (Dreyfus Capital Appreciation Sub-Account). Formerly known as Dreyfus Variable Investment Fund Capital Appreciation Portfolio. Long-term capital growth consistent with the preservation of capital, with current income as a secondary objective, by investing primarily in common stocks, focusing on "blue chip" companies with total market values of more than $5 billion at the time of purchase.

Dreyfus Socially Responsible Growth Fund, Inc. (Dreyfus Socially Responsible Growth Sub-Account). Capital growth, with current income as a secondary goal, by investing principally in common stocks of companies which, in the opinion of the Fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

Portfolios of Liberty Trust and Variable Account Sub-Accounts

Colonial Small Cap Value Fund (Colonial Small Cap Value Sub-Account). Long-term growth by investing primarily in smaller capitalization equity securities.

Colonial High Yield Securities Fund (Colonial High Yield Securities Sub-Account). High current income and total return by investing primarily in lower rated corporate debt securities. The Portfolio may invest up to 100% of its assets in lower rated bonds (commonly referred to as "junk bonds") which are regarded as speculative as to payment of principal and interest. Therefore, the corresponding Sub-Account may not be suitable for all Contract Owners. Contract Owners should carefully assess the risks associated with the Portfolio before investing.

Colonial Strategic Income Fund (Colonial Strategic Income Sub-Account). A high level of current income, as is consistent with prudent risk and maximizing total return, by diversifying investments primarily in U.S. and foreign government and lower rated corporate debt securities. The Portfolio may invest a substantial portion of its assets in lower rated bonds (commonly referred to as "junk bonds"). Therefore, the corresponding Sub-Account may not be suitable for all Contract Owners. You should carefully assess the risks associated with the Portfolio before investing.

Colonial U.S. Growth & Income Fund (Colonial Stock Sub-Account). Long-term growth and income by investing primarily in large capitalization equity securities.

Liberty All-Star Equity Fund (Liberty All-Star Equity Sub-Account). Total investment return, comprised of long-term capital appreciation and current income, through investment primarily in a diversified portfolio of equity securities.

[(1)]"Standard & Poor's 500", "S&P 500", and "S&P" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by the Portfolio. The Portfolio is not sponsored, endorsed, sold or promoted by S&P or the McGraw-Hill Companies Inc.

Portfolios of MFS Trust and Variable Account Sub-Accounts

MFS Emerging Growth Series (MFS Emerging Growth Sub-Account). Long-term growth of capital by investing primarily in common stocks of companies that the adviser believes are early in their life cycle but have the potential to become major enterprises.

MFS Research Series (MFS Research Sub-Account). Long-term growth of capital and future income by investing a substantial portion of the Portfolio's assets in equity securities of companies believed to possess better than average prospects for long-term growth. The Portfolio may invest up to twenty percent of its assets in foreign securities that are not traded on a U.S. exchange.

MFS Utilities Series (MFS Utilities Sub-Account). Capital growth and current income, by investing, under normal circumstances, at least 65% (but up to 100% at the discretion of the adviser) of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

MFS Growth with Income Series (MFS Growth with Income Sub-Account). Reasonable current income and long-term growth of capital and income by investing, under normal market conditions, at least 65% of its assets in equity securities of companies that are believed to have long-term prospects for growth and income.

Portfolios of Stein Roe Trust and Variable Account Sub-Accounts

Stein Roe Balanced Fund (Stein Roe Balanced Sub-Account). High total investment return through investment in a changing mix of securities.

Stein Roe Growth Stock Fund (Stein Roe Growth Stock Sub-Account). Long-term growth of capital through investment primarily in common stocks.

Stein Roe Money Market Fund (Stein Roe Money Market Sub-Account). High current income from short-term money market instruments while emphasizing preservation of capital and maintaining excellent liquidity.

Not all Sub-Accounts may be available under your Contract. You should contact your representative for further information on the availability of the Sub-Accounts.

AIM Advisors, Inc. ("AIM") is the investment adviser to each Portfolio of the AIM Funds. AIM has operated as an investment adviser since 1976.

Liberty Advisory Services Corp., an affiliate of Liberty Life, is the manager for Liberty Trust and its Portfolios. Colonial Management Associates, Inc. ("Colonial"), an affiliate of Liberty Life, serves as sub-adviser for the Portfolios (except for the Liberty All-Star Equity Fund). Colonial has provided investment advisory services since 1931. Liberty Asset Management Company, an affiliate of Liberty Life, serves as sub-adviser for the Liberty All-Star Equity Fund and the current portfolio managers are J.P. Morgan Investment Management Inc., Oppenheimer Capital, TCW Funds Management Inc., Westwood Management Corp., and Boston Partners Asset Management, L.P.

The Dreyfus Corporation ("Dreyfus") serves as investment adviser for each of the Dreyfus Portfolios. Dreyfus has operated as an investment adviser since 1947. Mellon Equity Associates,

an affiliate of Dreyfus, serves as index fund manager to the Dreyfus Stock Index Fund. Fayez Sarofim & Company serves as sub-investment adviser to the Dreyfus VIF Appreciation Portfolio. NCM Capital Management Group, Inc. serves as sub-investment adviser to the Dreyfus Socially Responsible Growth Fund, Inc.

Massachusetts Financial Services Company ("MFS") is the investment adviser to each Portfolio of the MFS Trust. MFS and its predecessor organizations have a history of money management dating back to 1924 and the founding of the first mutual fund in the United States.

Stein Roe & Farnham Incorporated ("Stein Roe") is the investment adviser for each Portfolio of Stein Roe Trust. In 1986, Stein Roe was organized and succeeded to the business of Stein Roe & Farnham, a partnership. Stein Roe is an affiliate of Liberty Life. Stein Roe and its predecessor have provided investment advisory and administrative services since 1932.

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Sub-Accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Sub-Accounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives. You should carefully review the Portfolios' Prospectuses before allocating amounts to the Sub-Accounts.

Each Portfolio is subject to certain investment restrictions and policies which may not be changed without the approval of a majority of the shareholders of the Portfolio. See the accompanying Prospectuses of the Portfolios for further information.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each Sub-Account are separate and are credited to or charged against the particular Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other part of our business. We will use the Payments you allocate to a Sub-Account to purchase shares in the corresponding Portfolio and will redeem shares in the Portfolios to meet Contract obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Contract Owners will not bear the attendant expenses.

Voting Rights. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Sub-Account to which you have allocated your Account Value. Under current interpretations, however, you are entitled to give us instructions on how to vote those shares on certain matters. We will notify you when your instructions are needed and will

provide proxy materials or other information to assist you in understanding the matter at issue. We will determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

As a general rule, you are the person entitled to give voting instructions. However, if you assign your Contract, the assignee may be entitled to give voting instructions. Retirement plans may have different rules for voting by plan participants.

If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Contract. If you do not send us written instructions, we will vote the shares attributable to your Contract in the same proportions as we vote the shares for which we have received instructions from other Contract Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Contract Owners.

We may, when required by state insurance regulatory authorities, disregard Contract Owner voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.

In addition, we may disregard voting instructions in favor of changes initiated by Contract Owners in the investment objectives or the investment adviser of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report to you.

This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Contract Owners, and we may choose to do so.

Additions, Deletions, and Substitutions of Securities. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in the shares of a Portfolio is no longer appropriate in view of the purposes of the Contract, we may add or substitute shares of another Portfolio or mutual fund for Portfolio shares already purchased or to be purchased in the future by Payments under the Contract. Any substitution will comply with the requirements of the 1940 Act.

We also reserve the right to make the following changes in the operation of the Variable Account and the Sub-Accounts:

(a) to operate the Variable Account in any form permitted by law;

(b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

(c) to transfer assets from one Sub-Account to another, or from any Sub-Account to our general account;

(d) to add, combine, or remove Sub-Accounts in the Variable Account;

(e) to assess a charge for taxes attributable to the operation of the Variable Account or for other taxes, as described in "Deductions and Charges—Separate Account Expense Charge" on page 33 below; and

(f) to change the way in which we assess other charges, as long as the total other charges do not exceed the maximum guaranteed charges under the Contracts.

If we take any of these actions, we will comply with the then applicable legal requirements.

The Fixed Account.

The portion of the Contract relating to the Fixed Account is not registered under the Securities Act of 1933 (the "1933 Act") and the Fixed Account is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests in the Fixed Account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act, and the disclosure regarding the Fixed Account has not been reviewed by the staff of the Securities and Exchange Commission. The statements about the Fixed Account in this Prospectus may be subject to generally applicable provisions of the federal securities laws regarding accuracy and completeness.

You may allocate part or all of your Payments to the Fixed Account. Under this option, we guarantee the principal amount allocated to the Fixed Account and the rate of interest that will be credited to the Fixed Account, as described below. From time to time we will set a current interest rate applicable to Payments and transfers allocated to the Fixed Account during a Contract Year. We guarantee that the current rate in effect when a Payment or transfer to the Fixed Account is made will apply to that amount until at least the next Contract Anniversary. We may declare different rates for amounts that are allocated to the Fixed Account at different times. We determine interest rates in accordance with then-current market conditions and other factors.

The effective interest rate credited at any time to your Contract's Fixed Account is the weighted average of all of the interest rates for your Contract. The rates of interest that we set will never be less than the minimum guaranteed interest rate shown in your Contract. We may credit interest at a higher rate, but we are not obligated to do so.

During the 60 days after each Contract Anniversary, you may transfer all or part of your Fixed Account Balance to the Sub-Accounts, subject to the requirements and limits described in "Transfer of Account Value" on pages 17-18.

Amounts allocated to the Fixed Account become part of the general account of Liberty Life. Liberty Life invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts.

We may delay payment of partial or full withdrawals from the Fixed Account for up to 6 months from the date we receive your written withdrawal request. If we defer payment for more than 30 days, we will pay interest (if required) on the deferred amount at such rate as may be required by the applicable state or jurisdiction.

CONTRACT BENEFITS AND RIGHTS

Death Benefit. While your Contract is in force, we will pay the Death Benefit proceeds upon the death of the Insured or, if your Contract is a Survivorship Contract, upon the death of the second Insured to die. We will pay the Death Benefit proceeds to the named Beneficiary(ies) or, if none survives, to contingent Beneficiary(ies). We will pay the Death Benefit proceeds in a lump sum or apply them under an optional payment plan. The optional payment plans are described in "Proceeds Options" on pages 30-31.

The Death Benefit proceeds payable to the Beneficiary equal the Death Benefit, less any Indebtedness and less any due and unpaid charges. The proceeds may be increased, if you have added a rider that provides an additional benefit. We will determine the amount of the Death Benefit proceeds as of the date of the Insured's death. We will usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied.

The Death Benefit will be the greater of: (a) the Initial Death Benefit or (b) the Account Value multiplied by the applicable corridor percentage. We set the corridor percentages so as to seek to ensure that the Contracts will qualify for favorable federal income tax treatment. The corridor percentages are stated in the Contract. They vary according to the age of the Insured. Under this formula, an increase in Account Value due to favorable investment experience may therefore increase the Death Benefit above the Initial Death Benefit, and a decrease in Account Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Initial Death Benefit). As explained on page 29, however, we will reduce the Initial Death Benefit if you take a partial withdrawal from your Contract.

Examples:

	Example A	Example B
Initial Death Benefit	$100,000	$100,000
Insured's Age	60	60
Account Value on Date of Death	$ 80,000	$ 50,000
Applicable Corridor Percentage	130%	130%
Death Benefit	$104,000	$100,000

In Example A, the Death Benefit equals $104,000, *i.e.,* the greater of $100,000 (the Initial Death Benefit) and $104,000 (the Account Value at the Date of Death of $80,000, multiplied by the corridor percentage of 130%). This amount, less any Indebtedness and unpaid charges, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.

In Example B, the Death Benefit is $100,000, *i.e.,* the greater of $100,000 (the Initial Death Benefit) or $65,000 (the Account Value of $50,000 multiplied by the corridor percentage of 130%).

Accelerated Death Benefit. You may request payment of a portion of the Death Benefit as an Accelerated Death Benefit if either: (1) the Insured has a Terminal Condition; or (2) the Insured is Chronically Ill, as these terms are defined in the Contract. You generally may request an Accelerated Death Benefit equal to up to the lesser of 90% of the Death Benefit (before subtracting any Indebtedness) or $250,000. We will reduce the amount you request by a discount for the early payment, a $100 processing fee, and the repayment of a pro rata portion of your Indebtedness. You may choose for the Accelerated Death Benefit to be paid in a lump sum or in installments, as described in the Contract.

If you request an Accelerated Death Benefit, the balance of the Death Benefit (net of the amount previously requested) is payable upon the Insured's death. You may request an Accelerated Death Benefit only once. Under Survivorship Contracts, the Accelerated Death Benefit may not be requested until after the death of one of the Insureds.

If your request for an Accelerated Death Benefit is based on the Insured's being Chronically Ill, in some circumstances a portion of your Accelerated Death Benefit may not qualify for exemption from federal income tax. Accordingly, you should consult your tax adviser before requesting an Accelerated Death Benefit. For more information, see "Accelerated Death Benefit", on page 43.

The terms of this benefit may differ in some states. Contact us for more information.

Optional Insurance Benefits. You may ask to add one or more riders to your Contract to provide additional optional insurance benefits. We may require evidence of insurability before we issue a rider to you. We will deduct the cost of any riders as part of the Monthly Deduction. For more information concerning what options we may offer, please ask your agent or contact us at 800-400-1377. In our discretion we may offer riders or stop offering a rider at any time.

Contract Loans. While the Contract is in force, you may borrow money from us using the Contract as the only security for your loan. Loans have priority over the claims of any assignee or any other person. You may borrow up to 90% of the Cash Value of your Contract as of the end of the Valuation Period in which we receive your loan request. Any outstanding Indebtedness will count against that limit. Thus, for example, if the Cash Value of your Contract was $100,000 and you already had $50,000 in Indebtedness outstanding, you could borrow an additional $40,000 ($100,000 × 90% − $50,000). The minimum loan amount is $250. In addition, if you have named an irrevocable Beneficiary, you must also obtain his or her written consent before we make a Contract Loan to you.

You may realize taxable income when you take a Contract Loan. In most instances, a Contract is treated as a "modified endowment contract" for federal tax purposes. As a result, Contract Loans are treated as withdrawals for tax purposes, and the amount of the loan equal to any increase in your Account Value may be treated as taxable income to you. In addition, you may also incur an additional ten percent penalty tax. You should also be aware that interest on Contract Loans is generally not deductible. On the other hand, although a Contract Loan is treated as a withdrawal for tax purposes, it is treated differently for Contract purposes. For example, under the Contract, a Contract Loan, unlike a partial withdrawal, does not reduce the Initial Death Benefit. Accordingly, before you take a Contract Loan, you should consult your tax adviser and carefully consider the potential impact of a Contract Loan on your rights and benefits under the Contract.

While the Contract remains in force, you may repay a Contract Loan in whole or in part without any penalty at any time while the Insured is living.

The interest rate on Preferred Loans equals the minimum guaranteed interest rate shown in your Contract; the interest rate on other Contract Loans will be two percent per annum higher. We will treat as a Preferred Loan the portion of your loan equal in amount to (a) your Account Value, minus (b) your total Payments, minus (c) your current preferred loan balance, minus (d) any interest that has accrued on your Indebtedness since the previous Contract Anniversary, plus (e) all prior partial withdrawals other than withdrawals of earnings. Interest

on Contract Loans accrues daily and is due on each Contract Anniversary. If you do not pay the interest on a Contract Loan when due, the unpaid interest will become part of the Contract Loan and will accrue interest at the same rate.

When we make a Contract Loan to you, we will transfer to the Loan Account a portion of the Account Value equal to the loan amount. We will take the transfers pro rata from the Fixed Account and the Sub-Accounts, unless you instruct us otherwise in writing. You may not transfer more than a pro rata share from the Fixed Account. We will credit interest to the Loan Account at the minimum guaranteed rate shown in your Contract. On each Contract Anniversary, we will also transfer to the Loan Account an amount of Account Value equal to the amount by which the Indebtedness exceeds the value of the Loan Account.

If you purchase a Contract in exchange for another life insurance contract under which a loan is outstanding, in our discretion we may permit you to continue that loan under your Contract. We will advise you of the applicable interest rate.

If you have any unpaid Indebtedness and your Surrender Value is insufficient to pay a Monthly Deduction when due, your Contract will enter the Grace Period and may terminate, as explained in the section entitled "Termination and Grace Period," on pages 31-32. If your Contract lapses while a Contract Loan is outstanding and your Contract is not a MEC, you may owe taxes or suffer other adverse tax consequences. Please consult a tax adviser for details.

You may repay all or any part of any Contract Loan while the Contract is still in effect. If you have a Contract Loan outstanding, we will treat any payment we receive from you as a loan repayment, unless you instruct us otherwise in writing. We will deduct an amount equal to your loan repayment from the Loan Account and allocate your payment among the Sub-Accounts and the Fixed Account on the same basis as additional Payments are allocated, unless you instruct us otherwise.

A Contract Loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Sub-Account and the interest paid on the Fixed Account will apply only to the amounts remaining in those accounts. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts and/or Fixed Account earn more than the annual interest rate for amounts held in the Loan Account, your Account Value will not increase as rapidly as it would if you had not taken a Contract Loan. If the Sub-Accounts and/or Fixed Account earn less than that rate, then your Account Value will be greater than it would have been if you had not taken a Contract Loan. Also, if you do not repay a Contract Loan, your Indebtedness will be subtracted from the Death Benefit and Surrender Value otherwise payable.

Amount Payable on Surrender of the Contract. While your Contract is in force, you may fully surrender your Contract. Upon surrender, we will pay you the Surrender Value determined as of the day we receive your written request at our Service Center. Your Contract will terminate on the day we receive your written request. We may require that you give us your Contract document before we pay you the Surrender Value. Before we pay a full surrender, you must provide us with tax withholding information.

The Surrender Value equals the Account Value, minus any applicable Withdrawal Charge, minus the Contract Fee, minus any Indebtedness. We will determine the Surrender Value as of the end of the Valuation Period during which we received your request for surrender. We gen-

erally will pay you the Surrender Value of the Contract within seven days of our receiving your complete written request or on the effective surrender date you have requested, whichever is later. The determination of the Withdrawal Charge is described on pages 35-36.

You may receive the Surrender Value in a lump sum or under any of the proceeds options described in "Proceeds Options" on pages 30-31.

The tax consequences of surrendering the Contract are discussed in "Federal Tax Considerations," beginning on page 40.

Partial Withdrawals. Beginning in the second Contract Year, you may receive a portion of the Surrender Value by making a partial withdrawal from your Contract. You must request the partial withdrawal in writing. Your request will be effective on the date we receive it at our Service Center. Before we pay any partial withdrawal, you must provide us with tax withholding information.

When you request a partial withdrawal, we will pay you the amount requested and subtract the amount requested plus any applicable Withdrawal Charge and withdrawal fee from your Account Value. We may waive the Withdrawal Charge on some or all of your withdrawals. The determination of the Withdrawal Charge is described on pages 35-36.

You may specify how much of your partial withdrawal you wish taken from each Sub-Account. The amount requested from a specific Sub-Account may not exceed the value of that option less any applicable Withdrawal Charge and withdrawal fee. If you do not specify the option from which you wish to take your partial withdrawal, we will take it pro rata from the Sub-Accounts and the Fixed Account.

During the first Contract Year, you may not make any partial withdrawals. After the first Contract Year, you may take partial withdrawals as often as you choose. You may not, however, withdraw less than $250 at one time. In addition, we may refuse to permit any partial withdrawal that would leave less than $500 in a Sub-Account from which the withdrawal was taken unless the entire Sub-Account balance is withdrawn. If a partial withdrawal plus any applicable Withdrawal Charge would reduce the Account Value to less than $10,000, we may treat your request as a request to withdraw the total Account Value and terminate your Contract. We may waive or change this limit.

A partial withdrawal will reduce the Initial Death Benefit under your Contract as well as the Account Value. We will reduce the Initial Death Benefit proportionately to the reduction in the Account Value caused by the partial withdrawal. Thereafter, we will calculate contract charges and any Death Benefit payable under your Contract using the revised Initial Death Benefit. We will notify you of the new Initial Death Benefit in our next quarterly or annual report to you.

Withdrawals generally will be subject to income tax and a ten percent penalty tax. The tax consequences of partial withdrawals are discussed in "Federal Tax Considerations" beginning on page 40.

Systematic Withdrawals or Loans. You may enroll in our systematic withdrawal program by sending a completed enrollment form to our Service Center. We will pay systematic withdrawals or loans to you or a payee that you choose. Each systematic withdrawal payment must be at least $250. We will take systematic withdrawal payments pro rata from the Sub-Accounts

and the Fixed Account, unless you instruct us otherwise. You may not withdraw or borrow more than a pro rata share from the Fixed Account under this program. We will treat systematic withdrawals in the same way as other partial withdrawals in applying the Withdrawal Charge and the withdrawal fee. In our discretion we may stop paying systematic withdrawals if your Account Value falls below our current minimum. Systematic Loans are subject to the same limitations and requirements as other Contract Loans, as described in Contract Loans on pages 27-28. We reserve the right to modify or suspend the systematic withdrawal or loan program. In our discretion, any change may apply to existing systematic plans. Write us or call us at 1-800-400-1377 for more information about our Systematic Withdrawal or Loan Program.

If you take payments under our systematic withdrawal program prior to age 59½, you may be subject to a ten percent penalty tax, in addition to any other tax liability you may have. Accordingly, you should consult a qualified tax counselor before entering into a systematic withdrawal plan. For more information, see "Federal Tax Considerations—Tax Deferral During Accumulation Period: Penalty Tax" on page 43.

Proceeds Options. We will pay the Surrender Value or Death Benefit proceeds under the Contract in a lump sum or under one of the proceeds options that we then offer. The amount applied to a proceeds option must be at least $2,000 of Account Value and result in installment payments of not less than $20. Unless we consent in writing, the proceeds options described below are not available if the payee is an assignee, administrator, executor, trustee, association, partnership, or corporation. We will not permit surrenders or partial withdrawals after payments under a proceeds option involving life contingencies commence. We will transfer to our general account any amount placed under a proceeds option and it will not be affected by the investment performance of the Variable Account.

You may request a proceeds option by writing to us at our Service Center before the death of the Insured. If you change the Beneficiary, the existing choice of proceeds option will become invalid and you may either notify us that you wish to continue the pre-existing choice of proceeds option or select a new one.

The following proceeds options are available under the Contract:

Option 1 — Interest. We will pay interest monthly on proceeds left with us. We will credit interest to unpaid balances at a rate which we will declare annually. We will never declare an effective annual rate of less than 3½%.

Option 2 — Fixed Amount. We will pay equal monthly installments until the proceeds are exhausted. We will credit interest to unpaid balances at a rate which we will declare annually. We will never declare an effective annual rate of less than 3½%.

Option 3 — Fixed Period. We will pay monthly installments for a period selected by you of not more than 25 years.

Option 4 — Life Income, with or without a Guarantee Period. We will pay proceeds in periodic payments to the payee for as long as the payee is alive. If no Guarantee Period is selected, payments will stop when the payee dies. It is possible for the payee to receive only one payment, if the payee dies before the second payment is due. If a Guarantee Period is selected and the payee dies before the end of the Guarantee Period, we will continue payments to a named beneficiary until the end of the Guarantee Period. We offer Guarantee Periods of ten years, fifteen years or twenty years. We base the payments on the 1983

Individual Annuity Mortality Table, adjusted to include ten years of mortality improvement under Projection Scale G.

Liberty Security Account®. We will credit interest to proceeds left with us in the Liberty Security Account®. We will credit interest to your Liberty Security Account® balance at a rate we declare. We periodically may change that rate, but it will never be less than 3.0% annually. The beneficiary will be able to write checks against such account at any time and in any amount up to the total in the account. The checks must be for a minimum amount of $250.

When we begin to make payments under Options 3 and 4, we will tell you the amount of your installment payment. Your installment payment will never be less than the amounts determined using the tables in the Contract. It may be higher.

In addition, we may agree to other proceeds option plans. Write or call us to obtain information about them.

Termination and Grace Period. The Contract will terminate and life insurance coverage will end when one of the following events first occurs:

(a) you surrender your Contract;

(b) the Contract reaches the Maturity Date;

(c) the Grace Period ends; or

(d) the Insured dies.

Your Contract will enter the Grace Period if on a Monthly Date the Surrender Value is insufficient to pay the Monthly Deduction and you have any unpaid Indebtedness. You will be given a 61-day Grace Period in which to pay an additional amount sufficient to keep the Contract in force after the end of the Grace Period.

At least 61 days before the end of the Grace Period, we will send you and any assignee a notice telling you that you must pay at least the amount shown in the notice by the end of the Grace Period to prevent your Contract from terminating. The amount shown in the notice will be determined as provided in the Contract. You may pay a larger amount if you wish. If you do not pay us the amount shown in the notice before the end of the Grace Period, your Contract will end at the end of the Grace Period.

The Contract will continue in effect through the Grace Period. If the Insured dies during the Grace Period, we will pay a Death Benefit in accordance with your instructions. However, we will reduce the proceeds by an amount equal to the Monthly Deductions due and unpaid. See "Death Benefit," on page 26.

If you have no outstanding Indebtedness, your Contract will not lapse. Under the Contract's Guaranteed Death Benefit provision, in that circumstance, if on a Monthly Date the Surrender Value is not large enough to cover the full Monthly Deduction, we will apply the remaining Surrender Value to partially pay the Monthly Deduction and waive any insufficiency. Thereafter, we will waive all future Monthly Deductions until the Surrender Value is sufficient to pay the Monthly Deduction. The terms of the Guaranteed Death Benefit (Guaranteed Coverage in Maryland) may vary in some states, see your contract for a complete explanation of this provision.

Maturity Benefit. If the Insured is still living and the Contract is in force on the Maturity Date, we will pay you a Maturity Benefit. The Maturity Benefit will equal the Surrender Value on the Maturity Date. The Maturity Date will be the Contract Anniversary after the Insured's 100th birthday.

Extended Maturity Agreement. You may continue your Contract after the Maturity Date if the Insured is still living on that date and you write to us before the Maturity Date to enter into an extended maturity agreement. Under that agreement, among other things:

(1) the Death Benefit proceeds will equal the Surrender Value;

(2) you will pay no further cost of insurance charges; and

(3) you may not pay additional Payments; and

(4) the guaranteed death benefit does not apply.

Other Contract provisions may also be modified after the Maturity Date.

We will continue to charge the Separate Account Expense Charge during the maturity extension period, even though there no longer will be a mortality risk under your Contract. We will continue to impose this charge, because the portion of this charge attributable to mortality risk reflects our expectations as to the mortality risks and the amount of such charges expected to be paid under all Contracts, including Contracts covered by Maturity Extension Agreements.

Your decision whether or not to enter into an extended maturity agreement will have tax consequences. Accordingly, before you make that decision you should consult your tax adviser.

Reinstatement. If the Contract lapses during the life of the Insured, you may apply for reinstatement of the Contract by paying us the reinstatement Payment. You must request reinstatement within five years from the end of the Grace Period and before the Maturity Date. The reinstatement Payment is equal to an amount sufficient to cover three months of monthly deductions following the date of reinstatement. If you choose, you may pay a larger amount. If Indebtedness was outstanding at the time of lapse, you must either repay or reinstate the loan before we will reinstate your Contract. In addition, you must provide evidence of insurability satisfactory to us. The Account Value on the reinstatement date will reflect the Account Value at the time of termination of the Contract plus the Payment paid at the time of reinstatement. All Contract charges will continue to be based on your original Contract Date. A Survivorship Contract may be reinstated only if both Insureds are still alive, or if one Insured is alive and the lapse occurred after the death of the first Insured.

Cancellation. In many states, you may cancel your Contract by returning it to us within twenty days after you receive it. In some states, however, this right to return period may be longer or shorter, as provided by state law. If you return your Contract, the Contract terminates and, in most states, we will pay you an amount equal to your Payment. We will pay the refund within seven days of receiving your request. No Withdrawal Charge is imposed upon return of a Contract within the right to return period. This right to return may vary in certain states in order to comply with the requirements of state insurance laws and regulations. Accordingly, you should refer to your Contract for specific information about your circumstances.

Postponement of Payments. We may defer for up to fifteen days the payment of any amount attributable to a Payment paid by check to allow the check a reasonable time to clear. We ordinarily will pay any amount attributable to the Account Value allocated to the Variable Account within seven days, except:

(1) whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings);

(2) when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Variable Account's investments or determination of the value of its net assets is not reasonable practicable; or

(3) at any other time permitted by the SEC for your protection.

In addition, we may delay payment of Account Value in the Fixed Account for up to six months or a shorter period if required by law. If we defer payment for more than 30 days we will pay interest (if required) on the deferred amount at such rate as may be required by the applicable state or jurisdiction.

DEDUCTIONS AND CHARGES

We assess charges and deductions under the Contracts against the Sub-Accounts and the Account Value. Additional deductions and expenses are paid out of the Portfolios' assets, as described in the Prospectuses of the Portfolios.

Separate Account Expense Charge. On each Valuation Day, we will take a deduction from the Sub-Accounts to compensate Liberty Life for its expenses incurred in connection with this Contract. This Expense Charge will be calculated at an annual rate equivalent to 1.65% of average daily net assets of each Sub-Account, as described in the table of Contract Charges and Deductions on pages 11-12. The amount deducted will be determined on each Valuation Day.

The Separate Account Expense Charge, together with the Fixed Account Expense Charge, is intended to cover all expenses under the Contract other than distribution expenses, and the Cost of Insurance Charge and the other expenses covered by the Monthly Deduction, which are charged for separately and described below. Accordingly, the Expense Charges are intended to compensate us for incurring the following expenses and assuming certain risks under the Contracts:

— a portion of state premium taxes and other state and local taxes;

— administrative expenses such as salaries, postage, telephone, office equipment, and periodic reports;

— mortality and expense risk; and

— certain federal taxes and other expenses associated with the receipt of Payments.

The mortality risk assumed in relation to the Contract includes the risk that the cost of insurance charges specified in the Contract will be insufficient to meet claims and the risks under the Guaranteed Death Benefit. We also assume a risk that, on the Monthly Date preceding the death of an Insured, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the administrative charges set in the Contract.

We currently are not maintaining a provision for taxes attributable to the operations of the Variable Account (as opposed to the federal tax related to the receipt of Payments under the Contracts). In the future, however, we may make such a charge. Charges for other taxes, if any, attributable to the Variable Account or to this class of Contracts may also be made.

Monthly Deduction. Each month on the Monthly Date we will take a Monthly Deduction from your Account Value. The Monthly Deduction will consist of a Cost of Insurance Charge, a Contract Fee (when due), the Fixed Account Expense Charge, and any charges for optional benefit riders. We deduct the Fixed Account Expense Charge from your Fixed Account balance. We deduct the remainder of the Monthly Deduction pro rata from your interests in the Sub-Accounts and your Fixed Account balance.

Cost of Insurance Charge. The Cost of Insurance Charge is intended to pay for the cost of providing life insurance coverage for the Insured. We guarantee that this charge will not exceed the maximum Cost of Insurance Charge determined on the basis of the rates shown in the mortality table guaranteed in the Contract.

The current monthly Cost of Insurance Charge is the lesser of:

(a) the applicable current asset-based cost of insurance rate times the Account Value on the Monthly Date; or

(b) the applicable guaranteed cost of insurance rate multiplied by the net amount at risk on the Monthly Date.

Our current asset-based cost of insurance rate for the Single Life, Standard Rating Class (NT) is 0.45% of Account Value annually. Our current asset-based cost of insurance rate for Second to Die Contracts, when both Insureds are in the Standard Rating Class (NT), is 0.15% of Account Value annually. Rates for other classes may differ based on the type of Contract and the rating class and history of tobacco use of the Insured(s).

Your guaranteed cost of insurance rates are set forth in the mortality tables in your Contract. The net amount at risk is (a) - (b), where:

(a) is the Death Benefit on the first day of the Contract Month divided by the sum of one plus the Guaranteed Monthly Equivalent Interest Rate shown in your Contract; and

(b) the Account Value on that day before the deduction of the Monthly Deduction for the Cost of Insurance.

Because your Account Value and the net amount for which we are at risk under your Contract may vary monthly, your Cost of Insurance Charge is likely to differ each month. In general, under these formulas, when your current monthly cost of insurance charge is determined using the asset-based rate, an increase in your Account Value increases your current monthly cost of insurance charge, up to the guaranteed maximum cost of insurance charge determined as described above. Since that maximum charge is based on the net amount at risk, which generally declines as your Account Value increases, increases in your Account Value generally reduce the guaranteed maximum cost of insurance charge. Thus, if the asset-based charge would be higher than the guaranteed maximum charge, further increases in your Account Value generally will reduce your current cost of insurance charge.

The Cost of Insurance Charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates, based on our expectations as to our future mortality experience and other factors. We guarantee, however, that we will never charge you a cost of insurance charge higher than the amount determined using the guaranteed cost of insurance rates shown in the Contract. We base our cost of insurance rates on the sex, issue age, Contract Year, rating class, and history of tobacco use of the Insured.

However, we issue unisex Contracts in Montana. Our cost of insurance rates are based on the 1980 Commissioners Standard Ordinary ("1980 CSO") Mortality Table based on the Insured's sex, age last birthday, and history of tobacco use. Our cost of insurance rates for unisex Contracts will never exceed a maximum based on the 1980 CSO Table B assuming a blend of 80% male and 20% female lives.

Contract Fee. We charge a Contract Fee of $30.00 per year. We deduct the Contract Fee on each Contract Anniversary. If you surrender your Contract during a Contract Year, we will deduct the full Contract Fee from your surrender proceeds. The Contract Fee is intended to compensate us for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports. We currently waive the Contract Fee on a Contract, if the Account Value is at least $50,000.

Fixed Account Expense Charge. On each Monthly Date we charge a Fixed Account Expense Charge of 0.04% of the Account Value in the Fixed Account, which is equivalent to an annual rate of 0.48% of the average monthly Account Value in the Fixed Account. The Fixed Account Expense Charge is intended to cover state premium taxes and administrative expenses.

Portfolio Expenses. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Sub-Accounts to which you allocate your Account Value. The Variable Account purchases shares of the Portfolios at net asset value. Each Portfolio's net asset value reflects investment advisory fees and administrative expenses already deducted from the Portfolio's assets. For a summary of current estimates of these charges and expenses, see pages 13-14 above. For more information concerning the investment advisory fees and other charges against the Portfolios, see the Prospectuses and the statements of additional information for the Portfolios, which are available upon request.

We may receive compensation from the investment advisers or administrators of the Portfolios. Such compensation will be consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Portfolios.

Withdrawal Charge. If you surrender your Contract or take a partial withdrawal during the first seven Contract Years, we may subtract a Withdrawal Charge from the proceeds. The Withdrawal Charge will be calculated at the rate shown below.

If you surrender your Contract, the Withdrawal Charge will equal a percentage of your initial Payment net of all previous withdrawal amounts on which you paid a Withdrawal Charge. If you make a partial withdrawal from your Contract, the Withdrawal Charge will equal a percentage of the amount withdrawn until your total partial withdrawals on which you paid a Withdrawal Charge equals your initial Payment. Partial Withdrawals above that amount are not subject to the Withdrawal Charge.

The rate used to determine the Withdrawal Charge depends on the year the withdrawal is made. The Withdrawal Charge declines to zero percent after the seventh Contract Year. The Withdrawal Charge is assessed at the following rates:

Withdrawal Charge on Contracts issued in all jurisdictions except Maryland:

Contract Year	Withdrawal Charge	Contract Year	Withdrawal Charge
1	9.75%	5	7.25%
2	9.50%	6	5.00%
3	9.25%	7	4.75%
4	7.50%	8+	0%

Withdrawal Charge on Contracts issued in Maryland:

Single Life Contracts

Contracts Year	Issue Ages 0 - 65	Issue Ages 66 - 80	Issue Ages 81 - 85
1	9.75%	7.75%	7.25%
2	9.50%	7.50%	7.00%
3	9.25%	7.00%	6.75%
4	7.50%	6.75%	6.25%
5	7.25%	6.50%	6.00%
6	5.00%	5.00%	5.00%
7	4.75%	4.75%	4.75%
8+	0.00%	0.00%	0.00%

Survivorship Contracts(1)

Contract Year	Issue Ages 0 - 65	Issue Ages 66 - 80	Issue Ages 81 - 85
1	9.75%	8.50%	8.00%
2	9.50%	7.50%	7.00%
3	9.25%	6.75%	6.25%
4	7.50%	6.25%	5.75%
5	7.25%	5.75%	5.25%
6	5.00%	5.00%	5.00%
7	4.75%	4.75%	4.75%
8+	0.00%	0.00%	0.00%

(1) Issue Ages refer to the age of the younger Insured.

Except in South Carolina, we will waive the Withdrawal Charge on that portion of your withdrawals equal to the greater of:

(a) ten percent of the Account Value less any prior free partial withdrawals and preferred loans taken since the most recent Contract Anniversary; or

(b) earnings not previously withdrawn. For this purpose, "earnings" will equal the Account Value, minus the total Payments on your Contract, minus all outstanding preferred loans, minus any interest that has accrued on Indebtedness since the previous Contract Anniversary, plus all prior partial withdrawals other than withdrawals of earnings.

Additional Payments do not increase the amount of Withdrawal Charge you may be required to pay. Only your initial Payment is used in our formula for calculating Withdrawal Charges.

The Withdrawal Charge is imposed to cover our actual premium tax and sales expenses, which include agents' sales commissions and other sales and distribution expenses. We expect to recover total premium tax and sales expenses of the Contracts over the life of the Contracts. However, to the extent premium taxes and distribution costs are not recovered by the Withdrawal Charge, we may make up any shortfall from the assets of our general account, which includes funds derived from the daily deductions charged to the Sub-Accounts and other fees and charges under the Contracts.

Medical Waiver of Withdrawal Charge. After the first Contract Year, we will waive the Withdrawal Charge on all withdrawals under your Contract if on at least 45 days of any continuous 60 day period beginning after the first Contract Year any Insured or his or her spouse has a Qualifying Medical Stay, as defined in the Contract. To obtain this waiver, you must apply in writing within 180 days of your initial eligibility. You may not claim this benefit if the medical treatment is provided by a resident of your household or a member of your immediate family. Additional restrictions may apply if the Insured's spouse had a Qualifying Medical Stay within 45 days before the Contract Date. We may require you to provide us with written proof of your eligibility. This waiver is described in more detail in the Contract. This provision may vary in some states and is discussed in more detail in the Contract.

Withdrawal Fee. We charge a withdrawal fee on any partial withdrawal after the first in any Contract Year. The withdrawal fee will equal the lesser of $25 or two percent of the amount of the partial withdrawal. The withdrawal fee does not apply to full surrenders. The withdrawal fee is intended to compensate us for our administrative costs in effecting a partial withdrawal.

Transfer Fee. The Contract permits us to charge a maximum transfer fee of $25 per transfer on each transfer, including transfers under our Dollar Cost Averaging and Asset Rebalancing Programs. We currently are waiving the transfer fee on all transfers. We may impose a limit on the number of free transfers, or change that number, at any time. If we limit the number of free transfers to 12 or less per Contract Year, we will notify you of any reduction in the number of free transfers at least 90 days in advance of the effective date of the change, and the change will not be effective until your next Contract Anniversary.

We will deduct the transfer fee from the Account Value remaining in the Sub-Account or the Fixed Account from which the transfer was made. If that amount is insufficient to pay the transfer fee, we will subtract it from the transferred amount.

Special Provisions for Group or Sponsored Arrangements. Where permitted by state insurance laws, Contracts may be purchased under group or sponsored arrangements. We may reduce or waive the charges and deductions described above for Contracts issued under these arrangements. Among other things, we may waive Withdrawal Charges and deductions to employees, officers, directors, agents, and immediate family members of the foregoing. We will reduce these charges and deductions in accordance with our rules in effect when we approve the application for a Contract. To qualify for a reduction, a group or sponsored arrangement must satisfy our criteria as to, for example, the size of the group, the expected number of participants and anticipated Payments from the group. Generally, the sales contacts and effort,

administrative costs and mortality cost per Contract vary based on such factors as the size of the group or sponsored arrangements, the purposes for which Contracts are purchased and certain characteristics of the group's members. The amount of reduction and the criteria for qualification will reflect the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying groups and sponsored arrangements.

From time to time, we may modify on a uniform basis both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Contract Owners and all other owners of all other contracts funded by the Variable Account.

GENERAL CONTRACT PROVISIONS

Statements to Contract Owners. We will maintain all records relating to the Variable Account and the Sub-Accounts. Each year we will send you a report showing information concerning your Contract transactions in the past year and the current status of your Contract. The report will include information such as the Account Value as of the end of the current and the prior year, the current Death Benefit, Surrender Value, Indebtedness, partial withdrawals, earnings, Payments paid, and deductions made since the last annual report. We will also include any information required by state law or regulation. If you ask us, we will send you an additional report at any time. We may charge you up to $25 for this additional report. We will tell you the current charge before we send you the report.

In addition, we will send you the financial statements of the Portfolios and other reports as specified in the Investment Company Act of 1940, as amended. We also will mail you confirmation notices or other appropriate notices of Contract transactions quarterly or more frequently within the time periods specified by law. Please give us prompt written notice of any address change. Please read your statements and confirmations carefully and verify their accuracy and contact us promptly with any question.

Limit on Right to Contest. In the absence of fraud, we may not contest the insurance coverage under the Contract after the Contract has been in force for two years after the Contract Date while the Insured is alive or for two years after any increase in the Initial Death Benefit. The two year incontestability period may vary in certain states to comply with the requirements of state insurance laws and regulations.

In issuing a Contract, we rely on your application. Your statements in that application, in the absence of fraud, are considered representations and not warranties. In the absence of fraud, we will not use any statement made in connection with the Contract application to void the Contract or to deny a claim, unless that statement is a part of the application or an amendment thereto.

Suicide. If the Insured commits suicide while sane or kills him- or herself while insane within two years of the Contract Date, we are not required to pay the full Death Benefit that would otherwise be payable. Instead, we will pay you an amount equal to the Account Value less any Indebtedness, or the minimum amount required by the state in which your Contract was issued, and the Contract will end.

Misstatement as to Age and Sex. If the age or sex of the Insured is incorrectly stated in the application, we will adjust any proceeds appropriately as specified in the Contract.

Beneficiary. You name the original Beneficiary(ies) and Contingent Beneficiary(ies) in the application for the Contract. You may change the Beneficiary or Contingent Beneficiary at any time while the Insured is alive, except irrevocable Beneficiaries and irrevocable Contingent Beneficiaries may not be changed without their consent.

You must request a change of Beneficiary in writing. We will provide a form to be signed and filed with us. Your request for a change in Beneficiary or Contingent Beneficiary will take effect as of the date you signed the form after we acknowledge receipt in writing. Until we acknowledge receipt of your change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

If you name more than one Beneficiary, we will divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the Death Benefit in equal shares to the Beneficiaries. If one of the Beneficiaries dies before you, we will divide the Death Benefit among the surviving Beneficiaries. If no Beneficiary is living, the Contingent Beneficiary will be the Beneficiary. The interest of any revocable Beneficiary is subject to the interest of any assignee. If no Beneficiary or Contingent Beneficiary is living, the Beneficiary is the Contract Owner or the Contract Owner's estate.

Assignment. While the Insured is alive, you may assign your Contract as collateral security. You must notify us in writing if you assign the Contract. Until we receive notice from you, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment. An assignment may result in income tax and a ten percent penalty tax. You should consult your tax adviser before assigning your Contract.

Creditors' Claims. To the extent permitted by law, no benefits payable under this Contract will be subject to the claims of your or the Beneficiary's creditors.

Dividends. We will not pay any dividend under the Contract.

Notice and Elections. To be effective, all notices and elections under the Contract must be in writing, signed by you, and received by us at our Service Center. Certain exceptions may apply. Unless otherwise provided in the Contract, all notices, requests and elections will be effective when received at our Service Center complete with all necessary information.

Modification. We reserve the right to modify the Contract without your express consent, in the circumstances described in this Prospectus or as necessary to conform to applicable law or regulation or any ruling issued by a governmental agency. The provisions of the Contract will be construed so as to comply with the requirements of Section 7702 of the Tax Code.

Survivorship Contracts. We offer Contracts on a single life and "last survivor" basis. The Survivorship Contract operates almost identically to the Single Life Contract. The primary differ-

ence is that the Survivorship Contract has two Insureds and the Death Benefit is paid only upon the death of the last surviving Insured. Other significant differences are:

(1) the cost of insurance charge differs because we base it on the anticipated mortality of two Insureds and we do not pay the Death Benefit until both Insureds have died;

(2) for a Survivorship Contract to qualify for simplified underwriting, both Insureds must meet our standards;

(3) for a Survivorship Contract to be reinstated, both Insureds must be alive on the date of reinstatement;

(4) under a Survivorship Contract, provisions regarding incontestability, suicide, and misstatements of age or sex apply to each Insured; and

(5) the Accelerated Death Benefit is only available upon the Terminal Illness or Chronic Illness of the surviving Insured, as these terms are defined in the Contract.

FEDERAL TAX CONSIDERATIONS

NOTE: *The following discussion is based upon our understanding of current federal income tax law applicable to life insurance contracts in general. We cannot predict the probability that any changes in those laws will be made. Also, we do not guarantee the tax status of the contracts. You bear the complete risk that the Contracts may not be treated as "life insurance Contracts" under federal income tax laws.*

In addition, this discussion does not include a detailed description of the federal income tax consequences of the purchase of these Contracts or any discussion of special tax rules that may apply to certain purchase situations. We also have not tried to consider any other possibly applicable state or other tax laws, for example, the estate tax consequences of the Contracts. You should seek tax advice concerning the effect on your personal tax liability of the transactions permitted under the Contract, as well as any other questions you may have concerning the tax status of the Contract or the possibility of changes in the tax law.

Taxation of Liberty Life and the Variable Account. Liberty Life is taxed as a life insurance company under Part I of Subchapter L of the Tax Code. The operations of the Variable Account are taxed as part of the operations of Liberty Life. Investment income and realized capital gains are not taxed to the extent that they are applied under the Contracts.

Accordingly, we do not anticipate that Liberty Life will incur any federal income tax liability attributable to the operation of the Variable Account (as opposed to the federal tax related to the receipt of Payments under the Contracts). Therefore, we are not making any charge or provision for federal income taxes. However, if the tax treatment of the Variable Account is changed, we may charge the Variable Account for its share of the resulting federal income tax.

In several states, we may incur state and local taxes on the operations of the Variable Account. We currently are not making any charge or provision for them against the Variable Account. We do, however, use part of the Withdrawal Charge to offset these taxes. If these taxes should be increased, we may make a charge or provision for them against the Sub-Accounts. If we do so, the results of the Sub-Accounts will be reduced.

Tax Status of the Contract. The Contract is structured to satisfy the definition of a life insurance contract under the Tax Code. As a result, the Death Benefit ordinarily will be fully

excluded from the gross income of the Beneficiary. The Death Benefit will be included in your gross estate for federal estate tax purposes if the proceeds are payable to your estate. The Death Benefit will also be included in your estate, if the Beneficiary is not your estate but you retained incidents of ownership in the Contract. Examples of incidents of ownership include the right to change Beneficiaries, to assign the Contract or revoke an assignment, and to pledge the Contract or obtain a Contract Loan. If you own and are the Insured under a Contract and if you transfer all incidents of ownership in the Contract more than three years before your death, the Death Benefit will not be included in your gross estate. State and local estate and inheritance tax consequences may also apply.

In addition, certain transfers of the Contract or Death Benefit, either during life or at death, to individuals (or trusts for the benefit of individuals) two or more generations below that of the transferor may be subject to the federal generation-skipping transfer tax.

In the absence of final regulations or other pertinent interpretations of the Tax Code, some uncertainty exists as to whether a substandard risk Contract will meet the statutory definition of a life insurance contract. If a Contract were deemed not to be a life insurance contract for tax purposes, it would not provide most of the tax advantages usually provided by a life insurance contract. We reserve the right to amend the Contracts to comply with any future changes in the Tax Code, any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service ("IRS").

In addition, you may use the Contract in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Contract in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax treatment of the proposed arrangement.

Diversification Requirements. Section 817(h) of the Tax Code requires that the underlying assets of variable life insurance contracts be diversified. The Tax Code provides that a variable life insurance contract will not be treated as a life insurance contract for federal income tax purposes for any period and any subsequent period for which the investments are not adequately diversified. If the Contract were disqualified for this reason, you would lose the tax deferral advantages of the Contract and would be subject to current federal income taxes on all earnings allocable to the Contract.

The Tax Code provides that variable life insurance contracts such as the Contract meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. For purposes of determining whether or not the diversification standards of Section 817(h) of the Tax Code have been met, each United States government agency or instrumentality is treated as a separate issuer.

The United States Treasury Department (the "Treasury Department") also has issued regulations that establish diversification requirements for the investment accounts underlying variable contracts such as the Contracts. These regulations amplify the diversification requirements set forth in the Tax Code and provide an alternative to the provision described above. Under

these regulations, an investment account will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the account is represented by any one investment; (2) no more than 70% of the value of the total assets of the account is represented by any two investments; (3) no more than 80% of the value of the total assets of the account is represented by any three investments; and (4) no more than 90% of the value of the total assets of the account is represented by any four investments.

These diversification standards are applied to each Sub-Account of the Variable Account by looking to the investments of the Portfolio underlying the Sub-Account. One of our criteria in selecting the Portfolios is that their investment managers intend to manage them in compliance with these diversification requirements.

Owner Control. In certain circumstances, variable life insurance contract owners will be considered the owners, for tax purposes, of separate account assets underlying their contracts. In those circumstances, the contract owners could be subject to taxation on the income and gains from the separate account assets.

In published rulings, the Internal Revenue Service has stated that a variable insurance contract owner will be considered the owner of separate account assets, if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. When the diversification regulations were issued, the Treasury Department announced that in the future, it would provide guidance on the extent to which variable contract owners could direct their investments among Sub-Accounts without being treated as owners of the underlying assets of the Variable Account. As of the date of this Prospectus, no such guidance has been issued. We cannot predict when or whether the Treasury Department will issue that guidance or what position the Treasury Department will take. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect.

The ownership rights under the Contract are similar in many respects to those described in IRS rulings in which the contract owners were not deemed to own the separate account assets. In some respects, however, they differ. For example, under the Contract you have many more investment options to choose from than were available under the contracts involved in the published rulings, and you may be able to transfer Account Value among the investment options more frequently than in the published rulings. Because of these differences, it is possible that you could be treated as the owner, for tax purposes, of the Portfolio shares underlying your Contract and therefore subject to taxation on the income and gains on those shares. Moreover, it is possible that the Treasury Department's position, when announced, may adversely affect the tax treatment of existing Contracts. We therefore reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the owner for tax purposes of the underlying assets.

The remainder of this discussion assumes that the Contract will be treated as a life insurance contract for federal tax purposes.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the Death Benefit payable under a Contract is excludable from gross income under the Tax Code. Certain transfers of the Contract, however, may result in a portion of the Death Benefit being taxable.

If the Death Benefit is not received in a lump sum and is, instead, applied under one of the proceeds options, payments generally will be prorated between amounts attributable to the Death

Benefit, which will be excludable from the Beneficiary's income, and amounts attributable to interest (occurring after the insured's death), which will be includable in the beneficiary's income.

Accelerated Death Benefit. In general, the tax treatment of an Accelerated Death Benefit is the same as the treatment of Death Benefits, as described above. However, where an Accelerated Death Benefit is based on the Insured's being "Chronically Ill", the Tax Code limits the amount of the Accelerated Death Benefit that will qualify for exclusion from federal income taxation. In some circumstances, an Accelerated Death Benefit under the Contract may exceed these limits, and the excess amount therefore may be taxable. Accordingly, if you are considering requesting an Accelerated Death Benefit, you should first consult a qualified tax adviser.

Tax Deferral During Accumulation Period. Under existing provisions of the Tax Code, except as described below, any increase in your Account Value is generally not taxable to you unless you receive or are deemed to receive amounts from the Contract before the Insured dies. If you surrender your Contract, the Cash Value (less any Contract Fee paid upon surrender) will be includable in your income to the extent the amount received exceeds the "investment in the contract." The "investment in the contract" generally is the total Payments and other consideration paid for the Contract, less the aggregate amount received under the Contract previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the Contract constitute income depends, in part, upon whether the Contract is considered a "modified endowment contract" ("MEC") for federal income tax purposes.

Contracts Which Are MECs

Characterization of a Contract as a MEC. In general, this Contract will constitute a MEC unless (1) it was received in exchange for another life insurance contract which was not a MEC, (2) no Payments or other consideration (other than the exchanged contract) are paid into the Contract during the first 7 Contract Years, and (3) there is no withdrawal or reduction in the death benefit during the first 7 Contract Years. In addition, even if the Contract initially is not a MEC, it may, in certain circumstances, become a MEC if there is a later increase in benefits or any other "material change" of the Contract within the meaning of the tax law.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If your Contract is a MEC, withdrawals from your Contract will be treated first as withdrawals of income and then as a recovery of Payments. Thus, you may realize taxable income upon a withdrawal if the Account Value exceeds the investment in the Contract. You may also realize taxable income when you take a Contract Loan, because any loan (including unpaid loan interest) under the Contract will be treated as a withdrawal for tax purposes. In addition, if you assign or pledge any portion of the value of your Contract (or agree to assign or pledge any portion), the assigned or pledged portion of your Account Value will be treated as a withdrawal for tax purposes. Before assigning, pledging, or requesting a loan under a Contract which is a MEC, you should consult a qualified tax adviser.

Penalty Tax. Generally, withdrawals (or the amount of any deemed withdrawals) from a MEC are subject to a penalty tax equal to ten percent of the portion of the withdrawal that is includable in income, unless the withdrawals are made: (1) after you reach age 59½, (2) because you have become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over your life or life expectancy (or the joint lives or life expectancies of

you and your beneficiary, as defined in the tax law). Certain other exceptions to the ten percent penalty tax may apply.

Payments under our systematic withdrawal program possibly may not qualify for the exception from penalty tax for "substantially equal periodic payments" which is described above. Accordingly, this Contract may be inappropriate for Contract Owners who expect to take substantially equal periodic payments prior to age 59½. You should consult a qualified tax adviser before entering into a systematic withdrawal plan.

Aggregation of Contracts. All life insurance contracts which are MECs and which are purchased by the same person from us or any of our affiliates within the same calendar year will be aggregated and treated as one contract for purposes of determining the amount of a withdrawal (including a deemed withdrawal) that is includable in taxable income.

Contracts Which Are Not MECs

Tax Treatment of Withdrawals Generally. If your Contract is not a MEC, the amount of any withdrawal from the Contract will be treated first as a non-taxable recovery of Payments and then as income from the Contract. Thus, only the portion of a withdrawal that exceeds the investment in the Contract immediately before the withdrawal will be includable in taxable income.

Certain Distributions Required by the Tax Law in the First 15 Contract Years. As indicated above, the Tax Code limits the amount of Payments that may be made and the Account Values that can accumulate relative to the Death Benefit. Where cash distributions are required under the Tax Code in connection with a reduction in benefits during the first 15 years after the Contract is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the Tax Code, during this period), some or all of such amounts may be includable in taxable income.

Tax Treatment of Loans. If your Contract is not a MEC, a loan received under the Contract generally will be treated as indebtedness for tax purposes, rather than a withdrawal of Account Value. As a result, you will not realize taxable income on any part of the loan as long as the Contract remains in force. If you surrender your Contract, however, any outstanding loan balance will be treated as an amount received by you as part of the Surrender Value. Accordingly, you may be subject to taxation on the loan amount at that time. Moreover, if any portion of your Contract Loan is a preferred loan, a portion of your Contract Loan may be includable in your taxable income. Generally, you may not deduct interest paid on loans under the Contract, even if you use the loan proceeds in your trade or business.

Survivorship Contract. Although we believe that the Contract, when issued as a Survivorship Contract, meets the definition of life insurance contract under the Tax Code, the Tax Code does not directly address how it applies to Survivorship Contracts. In the absence of final regulations or other guidance under the Tax Code regarding this form of Contract, there is necessarily some uncertainty whether a Survivorship Contract will meet the Tax Code's definition of a life insurance contract. If you are considering purchasing a Survivorship Contract, you should consult a qualified tax adviser.

If the Contract Owner is the last surviving Insured, the Death Benefit proceeds will generally be includable in the Contract Owner's estate on his or her death for purposes of the fed-

eral estate tax. If the Contract Owner dies and was not the last surviving Insured, the fair market value of the Contract may be included in the Contract Owner's estate. In general, the Death Benefit proceeds are not included in the last surviving Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

Treatment of Maturity Benefits and Extension of Maturity Date. At the Maturity Date, we pay the Surrender Value to you. Generally, the excess of the Cash Value (less any applicable Contract Fee) over your investment in the Contract will be includable in your taxable income at that time. If you extend the Maturity Date past the year in which the Insured reaches age 100 pursuant to an extended maturity agreement (which must be done before the original Maturity Date), we believe the Contract will continue to qualify as life insurance under the Tax Code. However, there is some uncertainty regarding this treatment. It is possible, therefore, that you would be viewed as constructively receiving the Surrender Value in the year in which the Insured attains age 100 and would realize taxable income at that time, even if the Contract proceeds were not distributed at that time.

Actions to Ensure Compliance with the Tax Law. We believe that the maximum amount of Payments we intend to permit for the Contracts will comply with the Tax Code definition of a life insurance contract. We will monitor the amount of your Payments, and, if your total Payments during a Contract Year exceed those permitted by the Tax Code, we will refund the excess Payments within 60 days of the end of the Contract Year and will pay interest and other earnings (which will be includable in taxable income) as required by law on the amount refunded. We reserve the right to increase the Death Benefit (which may result in larger charges under a Contract) or to take any other action deemed necessary to ensure the compliance of the Contract with the federal tax definition of a life insurance contract.

Federal Income Tax Withholding. We will withhold and remit to the federal government a part of the taxable portion of withdrawals made under a Contract, unless the Owner notifies us in writing at or before the time of the withdrawal that he or she chooses not to have withholding. As Contract Owner, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received under the Contract, whether or not you choose withholding. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

Tax Advice. This summary is not a complete discussion of the tax treatment of the Contract. You should seek tax advice from an attorney who specializes in tax issues.

DESCRIPTION OF LIBERTY LIFE AND THE VARIABLE ACCOUNT

Liberty Life Assurance Company of Boston. Liberty Life Assurance Company of Boston was incorporated on September 17, 1963 as a stock life insurance company. Its executive and administrative offices are located at 175 Berkeley Street, Boston, Massachusetts 02117.

Liberty Life writes individual life insurance on both a participating and a non-participating basis and group life and disability insurance and individual and group annuity contracts on a non-participating basis. The variable life insurance contracts described in this Prospectus are issued on a non-participating basis. Liberty Life is licensed to do business in all states, in the District of Columbia, and in Canada. We intend to market the Contracts everywhere in the United States we conduct life insurance business. Liberty Life has been rated "A" by A.M. Best and Company, independent analysts of the insurance industry. The Best's A rating is in the second highest rating category, which also includes a lower rating of A-. Best's Ratings merely reflect Best's opinion as to the relative financial strength of Liberty Life and Liberty Life's ability to meet its contractual obligations to its Contract holders. The ratings are not intended to reflect the financial strength or investment experience of the Variable Account. We may from time to time advertise these ratings in our sales literature.

Liberty Life is a member of the Insurance Marketplace Standards Association ("IMSA"). Accordingly, we may use the IMSA logo and membership in IMSA in advertisements. Being a member means that Liberty Life has chosen to participate in IMSA's Life Insurance Ethical Market Conduct Program.

Liberty Life is an indirect wholly-owned subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual") and Liberty Mutual Fire Insurance Company. Liberty Mutual is a multi-line insurance and financial services institution.

Pursuant to a Guarantee Agreement dated February 3, 1998, Liberty Mutual, our ultimate parent, unconditionally guarantees to us on behalf of and for the benefit of Liberty Life and owners of life insurance contracts and annuity contracts issued by Liberty Life that it will, on demand, make funds available to us for the timely payment of contractual obligations under any insurance policy or annuity contract issued by us. Liberty Mutual may terminate this guarantee on notice to Liberty Life.

Liberty Life also acts as a sponsor for two other of its separate accounts that are registered investment companies: Variable Account J and Variable Account K. The officers and employees of Liberty Life are covered by a fidelity bond in the amount of $70,000,000.

Officers and Directors of Liberty Life. Our directors and executive officers are listed below, together with information as to their dates of election and principal business occupations during the past five years (if other than their present occupation). Where no dates are given, the person has held that position for at least the past five years.

Edmund F. Kelly; Chairman of the Board, April 2000 to date; President and Chief Executive Officer, June 1998 to date; President and Chief Administrative Officer, June 1995 to June 1998; Director, July 1992 to date; President and Chief Executive Officer, Liberty Mutual Insurance Company, April 1998 to date; President and Chief Operating Officer, Liberty Mutual Insurance Company, April 1992 to April 1998.

Morton E. Spitzer; Executive Vice President, Chief Operating Officer—Individual, July 1992 to date; Director, August 1995 to date.

Jean M. Scarrow; Executive Vice President, Chief Operating Officer—Group, and Director, May 1997 to date; Senior Vice President, Liberty Mutual Insurance Company, May 1997 to date; Vice President, Liberty Mutual Insurance Company, April 1995 to May 1997; employee of Liberty Mutual Insurance Company since June 1985.

A. Alexander Fontanes; Vice President, March 1992 to date; Director, August 1995 to date; Senior Vice President and Chief Investment Officer, Liberty Mutual Insurance Company.

John B. Conners; Director, August 1995 to date; Executive Vice President and Manager—Personal Markets, Liberty Mutual Insurance Company.

J. Paul Condrin, III; Vice President and Director, April 1997 to date; Senior Vice President and Chief Financial Officer, Liberty Mutual Insurance Company.

Christopher C. Mansfield; Director, August 1995 to date; Senior Vice President and General Counsel, Liberty Mutual Insurance Company.

John A. Tymochko; Senior Vice President, March 2000 to date; Vice President, March 1993 to March 2000.

Elizabeth C. Cosgrove; Vice President, May 1999 to date; Marketing Manager, May 1994 to May 1999.

Anne G. Delaney; Vice President—Administration—Individual Life Operations, July 1999 to date; Senior Vice President—Administration, GE Financial Assurance, 1991—1999.

Andrew M. Girdwood, Jr.; Vice President, March 1984 to date.

Richard W. Hadley; Vice President, and Comptroller, June 1993 to date.

Richard B. Lassow; Vice President and Actuary, September 1994 to date.

William J. O'Connell; Vice President and Assistant General Counsel, November 1998 to date.

Gary J. Ostrow; Vice President and Director of Corporate Taxation, June 1999 to date; Vice President and Director of Corporate Taxation, Liberty Mutual Insurance Company, January 1999 to date; Vice President, Taxes, AmerUs Life Holdings, Inc., 1995 to December, 1998.

Steven M. Sentler; Vice President, September 1994 to date.

Barry S. Gilvar; Secretary, August 1995 to date; Assistant Secretary, March 1993 to August 1995; Vice President and Secretary, Liberty Mutual Insurance Company.

Elliot J. Williams; Treasurer, April 1997 to date; Vice President and Treasurer, Liberty Mutual Insurance Company.

Bernard Gillen; Assistant Treasurer, June 1996 to date; Senior Tax Planner, Liberty Mutual Insurance Company.

James W. Jakobek; Assistant Treasurer, September 1990 to date; Vice President and Manager, Liberty Mutual Insurance Company.

Charlene Albanese; Assistant Secretary, December 1997 to date; Senior Business Analyst, March 2000 to date; Manager—Individual Life Policy Services, Liberty Mutual Insurance Company, August 1998 to March 2000; Assistant Manager Individual Life Policy Services, Liberty Mutual Insurance Company, July 1997 to August 1998; Manager—Individual Life Policy Services, Liberty Mutual Insurance Company, April 1991 to July 1997.

Diane S. Bainton; Assistant Secretary, November 1995 to date; Assistant Secretary, Liberty Mutual Insurance Company.

Katherine Desiderio; Assistant Secretary, November 1995 to date; Hearing Representative, Liberty Mutual Insurance Company.

James R. Pugh; Assistant Secretary, November 1995 to date; Senior Corporate Counsel, Liberty Mutual Insurance Company.

Harvey Swedlove; Assistant Secretary, February 1997 to date; Vice President and General Counsel, Liberty Canada Holdings, Ltd., January 1996 to date; Consultant, Maris Management, Ltd., June 1994 to December 1995.

The business address of each of the foregoing officers and directors is 175 Berkeley Street, Boston, Massachusetts 02117.

Financial Information Concerning Liberty Life. You should consider the financial statements for Liberty Life that are attached to the end of this Prospectus only as bearing on the Company's ability to meet its obligations under the Contract. They do not relate to the investment performance of the assets held in the Variable Account.

Variable Account. LLAC Variable Account was originally established on July 10, 1998, as a segregated asset account of Liberty Life, under the laws of the Commonwealth of Massachusetts. The Variable Account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Variable Account or Liberty Life.

We own the assets of the Variable Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Account Value of the Contracts offered by this Prospectus, these assets are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains, or losses. Our obligations arising under the Contracts are general corporate obligations of Liberty Life.

The Variable Account is divided into Sub-Accounts. The assets of each Sub-Account are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. Values allocated to the Variable Account will rise and fall with the values of shares of the Portfolios and are also reduced by Contract charges. In the future, we may use the Variable Account to fund other variable life insurance contracts. We will account separately for each type of variable life insurance contract funded by the Variable Account.

Safekeeping of the Variable Account's Assets. We hold the assets of the Variable Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

State Regulation of Liberty Life. We are subject to the laws of Massachusetts and regulated by the Massachusetts Division of Insurance. Every year we file an annual statement with the Division of Insurance covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the Division of Insurance to verify our contract liabilities and reserves. We also are examined periodically by the National Association of Insurance Commissioners. Our books and records are subject to review by the Division of Insurance at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.

DISTRIBUTION OF CONTRACTS

Liberty Life Distributors LLC ("LLD") serves as distributor of the Contracts. LLD is located at 100 Liberty Way, Dover New Hampshire 03820. LLD is our wholly-owned subsidiary. It is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc.

The Contracts described in this Prospectus are sold by registered representatives of broker-dealers or bank employees who are licensed insurance agents appointed by the Company, either individually or through an incorporated insurance agency. LLD enters into selling agreements with the affiliated and unaffiliated broker-dealers and banks whose personnel participate in the offer and sale of the Contracts. In some states, Contracts may be sold by representatives or employees of banks which may be acting as broker-dealers without separate registration under the Securities Exchange Act of 1934, pursuant to legal and regulatory exceptions.

The maximum sales compensation payable by the Company is not more than seven percent of the initial Payment. In addition, we may pay or permit other promotional incentives, in cash, or credit or other compensation. We may also pay asset-based expense allowances and service fees.

The distribution agreement with LLD provides for indemnification of LLD by Liberty Life for liability to owners arising out of services rendered or contracts issued.

The name and position of each officer and manager of LLD as of March 31, 2000, is as follows:

John B. Conners, Chairman of the Board of Managers
J. Paul Condrin, Manager
A. Alexander Fontanes, Manager
Christopher C. Mansfield, Manager
Morton E. Spitzer, Manager
John T. Treece, Jr., President

Richard W. Hadley, Treasurer
Elliott J. Williams, Assistant Treasurer
Barry S. Gilvar, Secretary
William J. O'Connell, Assistant Secretary
James R. Pugh, Assistant Secretary
Lee W. Rabkin, Assistant Secretary

The principal business address of Mr. Treece is 100 Liberty Way, Dover, New Hampshire 03820-5808. The principal business address of the remaining officers and managers of LLD is 175 Berkeley Street, Boston, Massachusetts 02117.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Variable Account. Liberty Life is engaged in routine law suits which, in our management's judgment, are not of material importance to its total assets or material with respect to the Variable Account.

LEGAL MATTERS

All matters of Massachusetts law pertaining to the Contract, including the validity of the Contract and our right to issue the Contract under Massachusetts law, have been passed upon by William J. O'Connell, Esq., Vice President and Assistant General Counsel. The law firm of Jorden Burt Boros Cicchetti Berenson & Johnson, 1025 Thomas Jefferson St., Suite 400, East Lobby, Washington, D.C. 20007-5201, serve as special counsel to Liberty Life with regard to the federal securities laws.

REGISTRATION STATEMENT

We have filed a registration statement with the SEC, Washington, D.C., under the Securities Act of 1933 as amended, with respect to the Contracts offered by this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement and the exhibits for further information concerning the Variable Account, Liberty Life, and the Contracts. The descriptions in this Prospectus of the Contracts and other legal instruments are summaries. You should refer to those instruments as filed for their precise terms.

EXPERTS

The financial statements of Liberty Life Assurance Company of Boston at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and the financial statements of LLAC Variable Account at December 31, 1999 and for the year then ended, included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance on such reports given on the authority of such firm as experts in accounting and auditing.

Actuarial matters included in this Prospectus and the registration statement of which it is a part, including the hypothetical Contract illustrations, have been examined by Douglas Wood, FSA, MAAA, Associate Actuary of the Company, and are included in reliance upon his opinion as to their reasonableness.

FINANCIAL STATEMENTS

The financial statements of Liberty Life Assurance Company of Boston that are included should be considered only as bearing upon Liberty Life's ability to meet its contractual obligations under the Contracts. Liberty Life's financial statements do not bear on the investment experience of the assets held in the Variable Account.

LLAC Variable Account

Audited Financial Statements

Year ended December 31, 1999

Contents

Report of Independent Auditors

To the Board of Directors of Liberty Life Assurance Company
of Boston and Contract Owners of LLAC Variable Account

We have audited the statement of assets and liabilities of LLAC Variable Account as of December 31, 1999 and the related statement of operations and changes in net assets for the year then ended. These financial statements are the responsibility of Liberty Life Assurance Company of Boston's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LLAC Variable Account at December 31, 1999 and the results of its operations and changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Boston, Massachusetts
March 24, 2000

LLAC Variable Account

Statement of Assets and Liabilities

December 31, 1999

Assets	
Investments at market value:	
AIM Variable Insurance Funds, Inc.	
AIM V.I. Capital Appreciation Fund - 61 shares (cost $2,057)	$ 2,158
AIM V.I. Government Securities Fund - 14 shares (cost $150)	144
AIM V.I. International Equity Fund - 149 shares (cost $4,166)	4,362
Dreyfus Funds	
Dreyfus Stock Index Fund - 53 shares (cost $1,967)	2,019
Dreyfus Variable Investment Fund - Capital Appreciation Portfolio - 26 shares (cost $1,047)	1,051
Liberty Variable Investment Trust	
Colonial Small Cap Value Fund, Variable Series - 292 shares (cost $2,538)	2,661
Colonial High Yield Securities Fund, Variable Series - 15 shares (cost $131)	130
Colonial Strategic Income Fund, Variable Series - 10 shares (cost $101)	100
Colonial U.S. Growth & Income Fund, Variable Series - 72 shares (cost $1,436)	1,437
Liberty All-Star Equity Fund, Variable Series - 8 shares (cost $98)	102
MFS Variable Insurance Trust	
MFS Emerging Growth Series - 13 shares (cost $445)	497
MFS Research Series - 86 shares (cost $1,938)	2,001
MFS Utilities Series - 13 shares (cost $306)	325
MFS Growth With Income Series - 2 shares (cost $43)	44
SteinRoe Variable Investment Trust	
Stein Roe Growth Stock Fund, Variable Series - 24 shares (cost $1,297)	1,371
Stein Roe Money Market Fund - 3,531 shares (cost $3,531)	3,531
Total assets	21,933
Liabilities	—
Net assets	$21,933
Net assets	
Variable life contracts (Note 5)	$21,933

See accompanying notes.

LLAC Variable Account

Statement of Operations and Changes in Net Assets

For the Year Ended December 31, 1999

	AIM V.I. Capital Appreciation Fund	AIM V.I. Government Securities Fund	AIM V.I. International Equity Fund
Income			
Dividends	$ 1	$ 5	$ 6
Expenses (Note 3)			
Mortality and expense risk and administrative charges	1	4	10
Net investment income (expense)	—	1	(4)
Realized gain (loss)	—	—	—
Unrealized appreciation (depreciation) during the period	101	(6)	196
Net increase (decrease) in net assets from operations	101	(5)	192
Purchase payments from contract owners	2,057	49	4,138
Transfers between accounts	—	100	39
Other transfers to Liberty Life Assurance Company of Boston	—	—	(7)
Net increase in net assets from contract transactions	2,057	149	4,170
Net assets at beginning of year	—	—	—
Net assets at end of year	$2,158	$144	$4,362

See accompanying notes.

LLAC Variable Account

Statement of Operations and Changes in Net Assets

For the Year Ended December 31, 1999

	Dreyfus Stock Index Fund	Dryfus Variable Investment Fund - Capital Appreciation Portfolio	Colonial Small Cap Value Fund
Income			
Dividends	$ 14	$ 4	$ 1
Expenses (Note 3)			
Mortality and expense risk and administrative charges	33	6	6
Net investment income (expense)	(19)	(2)	(5)
Realized gain (loss)	—	—	—
Unrealized appreciation (depreciation) during the period	52	4	123
Net increase (decrease) in net assets from operations	33	2	118
Purchase payments from contract owners	1,746	945	2,540
Transfers between accounts	242	106	1
Other transfers to Liberty Life Assurance Company of Boston	(2)	(2)	2
Net increase in net assets from contract transactions	1,986	1,049	2,543
Net assets at beginning of year	—	—	—
Net assets at end of year	$2,019	$1,051	$2,661

See accompanying notes.

LLAC Variable Account

Statement of Operations and Changes in Net Assets

For the Year Ended December 31, 1999

	Colonial High Yield Securities Fund	Colonial Strategic Income Fund	Colonial U.S. Growth & Income Fund
Income			
Dividends	$ 1	$ —	$ 48
Expenses (Note 3)			
Mortality and expense risk and administrative charges	3	2	20
Net investment income (expense)	(2)	(2)	28
Realized gain (loss)	—	—	(2)
Unrealized appreciation (depreciation) during the period	(1)	(1)	1
Net increase (decrease) in net assets from operations	(3)	(3)	27
Purchase payments from contract owners	34	3	1,312
Transfers between accounts	99	100	99
Other transfers to Liberty Life Assurance Company of Boston	—	—	(1)
Net increase in net assets from contract transactions	133	103	1,410
Net assets at beginning of year	—	—	—
Net assets at end of year	$130	$100	$1,437

See accompanying notes.

LLAC Variable Account

Statement of Operations and Changes in Net Assets

For the Year Ended December 31, 1999

	Liberty All-Star Equity Fund	MFS Emerging Growth Series	MFS Research Series
Income			
Dividends	$ —	$ —	$ —
Expenses (Note 3)			
Mortality and expense risk and administrative charges	2	2	7
Net investment income (expense)	(2)	(2)	(7)
Realized gain (loss)	—	3	—
Unrealized appreciation (depreciation) during the period	4	52	63
Net increase (decrease) in net assets from operations	2	53	56
Purchase payments from contract owners	3	411	1,942
Transfers between accounts	97	33	—
Other transfers to Liberty Life Assurance Company of Boston	—	—	3
Net increase in net assets from contract transactions	100	444	1,945
Net assets at beginning of year	—	—	—
Net assets at end of year	$102	$497	$2,001

See accompanying notes.

LLAC Variable Account

Statement of Operations and Changes in Net Assets

For the Year Ended December 31, 1999

	MFS Utilities Series	MFS Growth With Income Series	Stein Roe Growth Stock Fund
Income			
Dividends	$ —	$—	$ —
Expenses (Note 3)			
Mortality and expense risk and administrative charges	12	—	34
Net investment income (expense)	(12)	—	(34)
Realized gain (loss)	—	—	—
Unrealized appreciation (depreciation) during the period	19	1	74
Net increase (decrease) in net assets from operations	7	1	40
Purchase payments from contract owners	318	43	1,286
Transfers between accounts	—	—	46
Other transfers to Liberty Life Assurance Company of Boston	—	—	(1)
Net increase in net assets from contract transactions	318	43	1,331
Net assets at beginning of year	—	—	—
Net assets at end of year	$325	$44	$1,371

See accompanying notes.

LLAC Variable Account

Statement of Operations and Changes in Net Assets

For the Year Ended December 31, 1999

	Stein Roe Money Market Fund	Total
Income		
Dividends	$ 13	$ 93
Expenses (Note 3)		
Mortality and expense risk and administrative charges	25	167
Net investment income (expense)	(12)	(74)
Realized gain (loss)	—	1
Unrealized appreciation (depreciation) during the period	—	682
Net increase (decrease) in net assets from operations	(12)	609
Purchase payments from contract owners	4,505	21,332
Transfers between accounts	(962)	—
Other transfers to Liberty Life Assurance Company of Boston	—	(8)
Net increase in net assets from contract transactions	3,543	21,324
Net assets at beginning of year	—	—
Net assets at end of year	$3,531	$21,933

See accompanying notes.

LLAC Variable Account

Notes to Financial Statements

December 31, 1999

1. Organization

LLAC Variable Account (the "Variable Account") is a separate investment account established by Liberty Life Assurance Company of Boston (the "Company") to receive and invest premium payments from group and individual variable life insurance contracts issued by the Company. The Variable Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940 and invests in shares of eligible funds. The eligible fund options are as follows:

AIM Variable Insurance Funds, Inc.

AIM V.I. Capital Appreciation Fund
AIM V.I. Government Securities Fund
AIM V.I. International Equity Fund

Dreyfus Funds

Dreyfus Stock Index Fund
Dreyfus Variable Investment Fund - Capital Appreciation Portfolio
Dreyfus Socially Responsible Growth Fund, Inc.

Liberty Variable Investment Trust (LVIT)

Colonial Small Cap Value Fund, Variable Series
Colonial High Yield Securities Fund, Variable Series
Colonial Strategic Income Fund, Variable Series
Colonial U.S. Growth & Income Fund, Variable Series
Liberty All-Star Equity Fund, Variable Series

MFS Variable Insurance Trust

MFS Emerging Growth Series
MFS Research Series
MFS Utilities Series
MFS Growth With Income Series

SteinRoe Variable Investment Trust (SRVIT)

Stein Roe Balanced Fund, Variable Series
Stein Roe Growth Stock Fund, Variable Series
Stein Roe Money Market Fund Series

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Shares of the eligible funds are sold to the Variable Account at the reported net asset values. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on sales of investments are computed on the basis of identified cost of the investments sold.

If a contractholder's financial transaction is not executed on the appropriate investment date, a correcting buy or sell of shares is required by the Company in order to make the contractholder whole. The resulting risk of a gain or loss has no effect on the contractholder's account and is fully assumed by the Company.

The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. The Company anticipates no tax liability resulting from the operations of the Variable Account. Therefore, no provision for income taxes has been charged against the Variable Account.

3. Expenses

Liberty Life's Spectrum Select, a modified single payment variable life insurance contract, has no deductions made from purchase payments for sales charges at the time of purchase. In the event of a contract termination, a contingent deferred sales charge, based upon a graded table of charges, is deducted. A monthly cost of insurance charge to cover the cost of providing insurance is deducted from each contractholder's account at the beginning of each contract month. An annual contract fee to cover the cost of contract administration is deducted from each contractholder's account on the contract anniversary date. Daily deductions are made from each sub-account for assumption of mortality and expense risk fees at an annual rate of 1.65% of contract value.

Liberty Life's Spectrum Select Plus, a flexible premium variable life insurance contract, has a deduction made from each purchase payment for taxes and sales charges at the time of purchase. In the event of a contract termination, a contingent deferred sales charge, based upon a graded table of charges, is deducted. A monthly cost of insurance charge to cover the cost of providing insurance is deducted from each contractholder's account at the beginning of each contract month. A monthly contract fee to cover the cost of contract administration is deducted from each contractholder's account at the beginning of each contract month. Daily deductions are made from each sub-account for assumption of mortality and expense risk fees at an annual rate of 0.60% of contract value.

4. Affiliated Company Transactions

The Company has absorbed all organizational expenses including the fees of registering the Variable Account and its contracts for distribution under federal and state securities laws. Stein Roe & Farnham, Inc., an affiliate of the Company, is the investment advisor to the SRVIT. Liberty Advisory Services Corporation, an affiliate of the Company, is the investment advisor to the LVIT. Colonial Management Services, Inc., an affiliate of the Company, is the investment sub-advisor to the LVIT for all portfolios except the Liberty All-Star Equity Fund. Liberty Asset Management Company, and affiliate of the Company, is the investment sub-advisor for the Liberty All-Star Equity Fund.

5. Unit Values

A summary of the accumulation unit values, the accumulation units and dollar value outstanding at December 31, 1999 are as follows:

	Unit Value	Units	Dollars
AIM V.I. Capital Appreciation Fund	$10.916349	197.6494	$ 2,158
AIM V.I. Government Securities Fund	9.944339	14.4514	144
AIM V.I. International Equity Fund	11.228800	388.4226	4,362
Dreyfus Stock Index Fund	10.315515	195.7595	2,019
Dreyfus Variable Investment Fund - Capital Appreciation Portfolio	10.036940	104.6943	1,051
Colonial Small Cap Value Fund, Variable Series	10.552778	252.1421	2,661
Colonial High Yield Securities Fund, Variable Series	10.010295	13.0036	130
Colonial Strategic Income Fund, Variable Series	9.939915	10.0423	100
Colonial U.S. Growth & Income Fund, Variable Series	10.203670	140.7886	1,437
Liberty All-Star Equity Fund, Variable Series	10.414283	9.7702	102
MFS Emerging Growth Series	11.963590	41.5310	497
MFS Research Series	10.639293	188.1168	2,001
MFS Utilities Series	10.782925	30.1356	325
MFS Growth With Income Series	10.462651	4.1835	44
Stein Roe Growth Stock Fund, Variable Series	10.762066	127.4058	1,371
Stein Roe Money Market Fund	10.041516	351.6053	3,531
		2,069.7020	$21,933

6. Purchases and Sales of Securities

The cost of shares purchased and proceeds from shares sold by the Variable Account during 1999 are shown below:

	Purchases	Sales
AIM V.I. Capital Appreciation Fund	$ 2,062	$ 5
AIM V.I. Government Securities Fund	152	2
AIM V.I. International Equity Fund	4,167	1
Dreyfus Stock Index Fund	1,984	17
Dreyfus Variable Investment Fund - Capital Appreciation Portfolio	1,060	13
Colonial Small Cap Value Fund, Variable Series	2,546	8
Colonial High Yield Securities Fund, Variable Series	133	2
Colonial Strategic Income Fund, Variable Series	103	2
Colonial U.S. Growth & Income Fund, Variable Series	1,465	27
Liberty All-Star Equity Fund, Variable Series	100	2
MFS Emerging Growth Series	466	24
MFS Research Series	1,939	1
MFS Utilities Series	318	12
MFS Growth With Income Series	43	—
Stein Roe Growth Stock Fund, Variable Series	1,314	17
Stein Roe Money Market Fund	4,567	1,036
	$22,419	$1,169

7. Diversification Requirements

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable life contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as a life insurance contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the Variable Account satisfies the current requirements of the regulations, and it intends that the Variable Account will continue to meet such requirements.

Liberty Life Assurance Company of Boston

Audited Financial Statements

Years ended December 31, 1999 and 1998

Contents

Report of Independent Auditors

The Board of Directors
Liberty Life Assurance Company of Boston

We have audited the balance sheets of Liberty Life Assurance Company of Boston (the Company) as of December 31, 1999 and 1998, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Life Assurance Company of Boston at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Boston, Massachusetts
February 7, 2000

Liberty Life Assurance Company of Boston

Balance Sheets

	December 31	
	1999	**1998**
Assets	***(In Thousands)***	
Investments:		
Fixed maturities, available for sale	**$2,693,142**	$2,506,333
Equity securities, available for sale	**5**	1
Policy loans	**57,007**	53,153
Short-term investments	**73,210**	38,359
Other invested assets	**81,650**	50,760
Total investments	**2,905,014**	2,648,606
Cash and cash equivalents	**26,497**	117,610
Amounts recoverable from reinsurers	**70,601**	58,277
Premiums receivable	**16,443**	22,390
Investment income due and accrued	**35,385**	28,624
Deferred policy acquisition costs	**130,283**	98,856
Other assets	**17,160**	12,594
Assets held in separate accounts	**2,276,666**	1,914,657
Total assets	**$5,478,049**	$4,901,614
Liabilities and Stockholders' Equity		
Liabilities:		
Future policy benefits	**$1,585,710**	$1,335,685
Policyholders' and beneficiaries' funds	**1,037,230**	832,234
Policy and contract claims	**42,928**	38,792
Dividends to policyholders	**12,337**	11,826
Experience rating refund reserves	**4,601**	823
Liability for participating policies	**75,924**	74,664
Federal income taxes payable	**18,288**	18,603
Deferred federal income taxes	**23,940**	101,900
Due to Parent	**5,973**	13,408
Accrued expenses and other liabilities	**140,417**	170,709
Liabilities related to separate accounts	**2,276,666**	1,914,657
Total liabilities	**5,224,014**	4,513,301
Stockholders' equity:		
Common stock, $312.50 par value; 8,000 shares authorized, issued and outstanding	**2,500**	2,500
Additional paid-in capital	**56,500**	52,500
Retained earnings	**191,973**	176,269
Accumulated other comprehensive income	**3,062**	157,044
Total stockholders' equity	**254,035**	388,313
Total liabilities and stockholders' equity	**$5,478,049**	$4,901,614

See accompanying notes to financial statements.

Liberty Life Assurance Company of Boston

Statements of Income

	Year ended December 31		
	1999	**1998**	**1997**
	(In Thousands)		
Revenues:			
Premiums, net	**$500,602**	$469,510	$415,636
Net investment income	**192,903**	164,998	144,989
Realized capital gains on investments	**9,480**	18,311	8,074
Contractholder charges and assessments	**12,040**	9,816	7,335
Other revenues	**23,286**	20,289	9,010
Total revenues	**738,311**	682,924	585,044
Benefits and expenses:			
Death and other policy benefits	**309,377**	298,277	249,449
Recoveries from reinsurers on ceded claims	**(16,383)**	(12,740)	(11,382)
Provision for future policy benefits and other policy liabilities	**236,204**	213,368	186,883
Interest credited to policyholders	**50,096**	42,355	38,128
Change in deferred policy acquisition costs	**(18,604)**	(12,920)	(16,709)
General expenses	**128,570**	120,495	100,535
Insurance taxes and licenses	**12,080**	11,960	10,069
Dividends to policyholders	**12,062**	11,561	9,279
Total benefits and expenses	**713,402**	672,356	566,252
Income from continuing operations before federal income taxes and earnings of participating policies	**24,909**	10,568	18,792
Federal income taxes	**7,945**	3,441	6,726
Income from continuing operations before earnings of participating policies	**16,964**	7,127	12,066
Earnings of participating policies net of federal income tax benefit of $2,032 in 1999, $3,317 in 1998, and $3,719 in 1997	**1,260**	1,853	4,307
Income from continuing operations	**15,704**	5,274	7,759
Discontinued operations:			
Loss from operations on discontinued group health, net of federal income tax benefit of $29 in 1997	**—**	—	(54)
Net income	**$ 15,704**	$ 5,274	$ 7,705

See accompanying notes to financial statements.

Liberty Life Assurance Company of Boston

Statements of Stockholders' Equity
(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 1997	$ 2,500	$ 52,500	$ 163,290	$ 82,469	$ 300,759
Comprehensive income:					
Net income			7,705		7,705
Other comprehensive income, net of tax:					
Net unrealized gains on investments				48,996	48,996
Foreign currency translation adjustment				444	444
Comprehensive income					57,145
Balance at December 31, 1997	2,500	52,500	170,995	131,909	357,904
Comprehensive income:					
Net income			5,274		5,274
Other comprehensive income, net of tax:					
Net unrealized gains on investments				24,174	24,174
Foreign currency translation adjustment				961	961
Comprehensive income					30,409
Balance at December 31, 1998	2,500	52,500	176,269	157,044	388,313
Additional paid-in capital		4,000			4,000
Comprehensive income:					
Net income			15,704		15,704
Other comprehensive income, net of tax:					
Net unrealized losses on investments				(154,608)	(154,608)
Foreign currency translation adjustment				626	626
Comprehensive income					(138,278)
Balance at December 31, 1999	**$2,500**	**$56,500**	**$191,973**	**$ 3,062**	**$254,035**

See accompanying notes to financial statements.

Liberty Life Assurance Company of Boston

Statements of Cash Flows

	Year ended December 31		
	1999	1998	1997
	(In Thousands)		
Cash flows from operating activities			
Premiums collected	**$ 515,259**	$ 445,376	$ 413,539
Investment income received	**163,258**	137,106	117,860
Other considerations received	**15,864**	13,595	10,300
Policyholder claims paid	**(240,442)**	(210,111)	(188,976)
Surrender benefits paid	**(51,610)**	(76,775)	(44,534)
General expenses paid	**(109,646)**	(102,627)	(89,327)
Insurance taxes and licenses paid	**(13,279)**	(12,584)	(9,955)
Policyholder dividends paid	**(11,568)**	(10,996)	(10,962)
Federal income taxes (paid) recovered, including capital gains taxes	**(3,465)**	773	(5,829)
Intercompany net receipts	**(7,767)**	5,146	(645)
Other receipts (payments)	**4,411**	(3,268)	11,157
Net cash provided by operating activities	**261,015**	185,635	202,628
Cash flows from investing activities			
Proceeds from fixed maturities sold	**380,197**	301,907	159,987
Proceeds from fixed maturities matured	**39,473**	52,370	89,033
Cost of fixed maturities acquired	**(854,037)**	(639,354)	(550,588)
Proceeds from equity securities sold	**7,102**	6,973	5,039
Cost of equity securities acquired	**(546)**	(342)	(369)
Change in policy loans	**(3,854)**	(3,822)	(3,986)
Investment cash in transit	**574**	(1,881)	59
Proceeds from short-term investments sold or matured	**1,026,230**	1,002,551	802,596
Cost of short-term investments acquired	**(1,061,029)**	(982,689)	(780,872)
Net proceeds from reverse repurchase agreements	**12,359**	—	—
Proceeds from other long-term investments sold	**8,210**	8,623	7,962
Cost of other long-term investments acquired	**(16,517)**	(14,934)	(10,972)
Net cash used in investing activities	**(461,838)**	(270,598)	(282,111)
Cash flows from financing activities			
Additional paid-in capital	**4,000**	—	—
Policyholders' deposits on investment contracts	**273,565**	239,357	185,488
Policyholders' withdrawals from investment contracts	**(113,834)**	(133,503)	(82,425)
Change in securities loaned	**(54,021)**	59,508	(20,741)
Net cash provided by financing activities	**109,710**	165,362	82,322
Change in cash and cash equivalents	**(91,113)**	80,399	2,839
Cash and cash equivalents, beginning of year	**117,610**	37,211	34,372
Cash and cash equivalents, end of year	**$ 26,497**	$ 117,610	$ 37,211

See accompanying notes to financial statements.

Liberty Life Assurance Company of Boston

Statements of Cash Flows (continued)

	Year ended December 31		
	1999	1998	1997
	(In Thousands)		
Reconciliation of net income to net cash provided by operating activities:			
Net income	**$ 15,704**	$ 5,274	$ 7,705
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized capital gains on investments	**(9,480)**	(18,311)	(8,074)
Accretion of bond discount	**(22,412)**	(22,783)	(23,586)
Interest credited to policyholders	**47,244**	43,958	38,128
Changes in assets and liabilities:			
Change in securities loaned	**54,021**	(59,508)	20,741
Amounts recoverable from reinsurers	**(12,324)**	(2,964)	(6,513)
Premiums receivable	**5,947**	(8,784)	(5,185)
Investment income due and accrued	**(6,761)**	(4,860)	(2,944)
Deferred policy acquisition costs	**(18,604)**	(12,920)	(16,709)
Other assets	**(4,566)**	(4,617)	(1,514)
Future policy benefits	**250,025**	207,217	191,626
Policy and contract claims	**4,136**	(3,430)	11,828
Dividends to policyholders	**511**	580	(1,673)
Experience rating refund liabilities	**3,778**	(937)	(640)
Liability for participating policies	**1,260**	1,853	4,307
Change in federal income tax balances	**(315)**	19,321	(1,260)
Deferred federal income taxes	**(9,009)**	(15,107)	2,128
Due to Parent	**(7,435)**	5,146	(645)
Accrued expenses and other liabilities	**(30,705)**	56,507	(5,092)
Net cash provided by operating activities	**$261,015**	$185,635	$202,628

See accompanying notes to financial statements.

Liberty Life Assurance Company of Boston

Notes to Financial Statements
(In Thousands)

1. Nature of Operations and Significant Accounting Policies

Organization

Liberty Life Assurance Company of Boston (the Company) is domiciled in the Commonwealth of Massachusetts. The Company is directly owned 100% by Liberty Mutual Property-Casualty Holding Corporation, a subsidiary directly owned 90% by Liberty Mutual Insurance Company and 10% by Liberty Mutual Fire Insurance Company (Liberty Mutual).

The Company insures life, annuity and accident and health risks for groups and individuals. The Company also issues structured settlement contracts and administers separate account contracts. The Company is licensed and sells its products in all 50 states, the District of Columbia and Canada.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Changes

In 1999, the Company adopted Statement of Position (SOP) 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. SOP 98-1 provides guidance for determining whether computer software is for internal use and when costs incurred for internal use software are to be capitalized. The adoption of SOP 98-1 did not have a material impact on the Company's financial statements.

In 1999, the Company adopted SOP 98-5, *Reporting the Costs of Start-Up Activities*. SOP 98-5 requires that start-up costs capitalized prior to January 1, 1999 be written-off and any future start-up costs be expensed as incurred. The adoption of SOP 98-5 did not have a material impact on the Company's financial statements.

In 1999, the Company adopted SOP 97-3, *Accounting by Insurance and Other Enterprises for Insurance-Related Assessments*. SOP 97-3 provides guidance for assessments related to insurance activities and requirements for disclosure of certain information. The adoption of SOP 97-3 did not have a material impact on the Company's financial statements.

In 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, *Reporting Comprehensive Income*. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components and requires that selected changes in stockholders' equity be added to net income and reported as comprehensive income. The Company adopted this Statement retroactively and has reported this information within the statement of stockholders' equity and the footnotes to the financial statements. The adoption of SFAS No. 130 had no impact on the Company's financial position or results of operations.

(In Thousands)

1. Nature of Operations and Significant Accounting Policies (continued)

Accounting Changes (continued)

In 1998, the Company adopted SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* SFAS No. 131 establishes standards for the disclosure of information about the Company's operating segments, which are defined on the same basis that the Company is managed, including disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect the Company's financial position or results of operations, nor did it affect the manner in which the Company defines its operating segments. Data reported for all periods has been presented to conform to the requirements of SFAS No. 131.

Recent Accounting Pronouncements

SOP 98-7, *Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk*, provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk under a method referred to as deposit accounting. SOP 98-7 is effective for fiscal years beginning after June 15, 1999. SOP 98-7 is not expected to have a material impact on the Company's financial statements

Investments

Fixed maturity and equity securities are classified as available for sale and are carried at fair value. Unrealized gains and losses on fixed maturity and equity securities are reflected in accumulated other comprehensive income, net of applicable deferred income taxes.

For the mortgage-backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments and any resulting adjustments are included in investment income.

Cash and cash equivalents include cash and all highly liquid investments with maturities of three months or less at the date of acquisition.

Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets, principally investments in limited partnerships, are accounted for using the equity method.

Policy loans are reported at unpaid loan balances.

Realized capital gains and losses are determined on the specific identification basis.

(In Thousands)

1. Nature of Operations and Significant Accounting Policies (continued)

Deferred Policy Acquisition Costs

Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new business. Such costs include commissions, costs of policy underwriting and variable agency expenses. Acquisition costs related to traditional and group life insurance and certain long-duration group accident and health insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Costs relating to group life and disability insurance policies are amortized straight-line over a five-year period. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins. Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on fixed maturity and equity securities the Company has designated as available for sale. This adjustment, net of tax, is included with the net unrealized gains or losses that are reflected in accumulated other comprehensive income.

Recognition of Traditional Life Premium Revenue and Related Expenses

Premiums on traditional life insurance policies are recognized as revenue when due. Benefits and expenses are associated with premiums so as to result in the recognition of profits over the life of the policies. This association is accomplished by providing liabilities for future policy benefits and the deferral and subsequent amortization of acquisition costs.

Recognition of Universal Life Revenue and Policy Account Balances

Revenues from universal life policies represent investment income from the related invested assets and amounts assessed against policyholders. Included in such assessments are mortality charges, surrender charges paid and administrative fees. Policy account balances consist of consideration received plus credited interest, less accumulated policyholder charges, assessments and withdrawals. Credited interest rates were between 5.25% and 6.3% in 1999, 1998 and 1997.

Investment Contracts

The Company writes certain annuity and structured settlement contracts without mortality risk which are accounted for as investment contracts. Revenues for investment contracts consist of investment income from the related invested assets, with profits recognized to the extent investment income earned exceeds the amount credited to the contract. This method of computing the liability for future policy benefits effectively results in recognition of profits over the benefit period. Policy account balances consist of consideration received plus credited interest less policyholder withdrawals. Credited interest rates for annuity contracts were between 5.0% and 6.55% in 1999, 5.0% and 5.85% in 1998, and 5.30% and 7.25% in 1997. Credited interest rates for structured settlement contracts were between 6.1% and 11.4% in 1999, 1998 and 1997.

(In Thousands)

1. Nature of Operations and Significant Accounting Policies (continued)

Future Policy Benefits

Liabilities for future policy benefits for traditional life policies have been computed using the net level premium method based on estimated future investment yield, mortality and withdrawal experience. Interest rate assumptions were between 4.5% and 10.25% for all years of issue. Mortality assumptions have been calculated principally on an experience multiple applied to the 1955-60 and 1965-70 Select and Ultimate Basic Tables for issues prior to 1986, the 1986 Bragg Non-Smoker/Smoker Select and Ultimate Basic Tables for 1986 to 1992 issues and the 1991 Bragg Non-Smoker/Smoker Select and Ultimate Basic Tables for 1993 and subsequent issues. Withdrawal assumptions generally are based on the Company's experience.

The liability for future policy benefits with respect to structured settlement contracts with life contingencies and single premium group annuities (group pension) is determined based on interest crediting rates between 6.1% and 11.4%, and the mortality assumptions are based on the 1971 GAM and IAM tables.

Future policy benefits for long-term disability cases are computed using the 1987 Commissioners' Group Disability Table adjusted for the Company's experience.

Policy and Contract Claims

Accident and health business policy and contract claims principally include claims in course of settlement and claims incurred but not reported, which are determined based on a formula derived as a result of the Company's past experience. Claims liabilities may be more or less than the amounts paid when the claims are ultimately settled. Such differences are considered changes in estimates and are recorded in the statement of income in the year the claims are settled.

Reinsurance

All assets and liabilities related to reinsurance ceded contracts are reported on a gross basis in the balance sheets. The statements of income reflect premiums, benefits and settlement expenses net of reinsurance ceded.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for original policies issued and the terms of the reinsurance contracts.

Federal Income Taxes

Income taxes have been provided using the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to

(In Thousands)

1. Nature of Operations and Significant Accounting Policies (continued)

Federal Income Taxes (continued)

taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Participating Policies

Participating policies approximate 26%, 28% and 29% of ordinary life insurance in force at December 31, 1999, 1998 and 1997, respectively, and 10%, 13% and 12% of ordinary insurance premium revenue in 1999, 1998 and 1997, respectively. Dividends to participating policyholders are calculated as the sum of the difference between the assumed mortality, interest and loading, and the actual experience of the Company relating to participating policyholders. As a result of statutory regulations, the major portion of earnings from participating policies inures to the benefit of the participating policyholders and is not available to stockholders. Undistributed earnings of the participating block of business is represented by the liability for participating policies in the balance sheets. The payment of dividends to stockholders is further restricted by insurance laws of the Commonwealth of Massachusetts.

Foreign Currency Translations

The Company enters into certain transactions that are denominated in a currency other than the U.S. dollar. Functional currencies are assigned to foreign currencies. These amounts are accumulated and then converted to U.S. dollars. The unrealized gain or loss from the translation is reflected in accumulated other comprehensive income, net of deferred federal income taxes. The translations are calculated using current exchange rates for the balance sheet and average exchange rates for the statement of income.

Separate Accounts

Separate account assets and liabilities reported in the balance sheets represent funds that are separately administered, principally for annuity contracts, and for which the contractholder, rather than the Company, bears the investment risk. Separate account contractholders have no claim against the assets of the general account of the Company. Separate account assets are reported at market value. The operations of the separate accounts are not included in the financial statements. Fees charged on separate account policyholder deposits are included in other income.

(In Thousands)

2. Investments

Fixed Maturities

The amortized cost, gross unrealized gains and losses, and fair value of investments in fixed maturities available for sale are summarized as follows:

	At December 31, 1999			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	**$ 337,706**	**$59,722**	**$ (2,019)**	**$ 395,409**
Debt securities issued by states and municipalities	**55,826**	**1**	**(1,994)**	**53,833**
Corporate securities	**1,331,087**	**26,229**	**(55,776)**	**1,301,540**
U.S. government guaranteed mortgage-backed securities	**983,637**	**5,972**	**(47,249)**	**942,360**
Total fixed maturities available for sale	**$2,708,256**	**$91,924**	**$(107,038)**	**$2,693,142**

	At December 31, 1998			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 378,791	$108,906	$ (163)	$ 487,534
Debt securities issued by states and municipalities	55,805	3,651		59,456
Corporate securities	998,995	102,351	(1,687)	1,099,659
U.S. government guaranteed mortgage-backed securities	823,966	36,695	(977)	859,684
Total fixed maturities available for sale	$2,257,557	$251,603	$(2,827)	$2,506,333

(In Thousands)

2. Investments (continued)

The amortized cost and fair value of the Company's investment in fixed maturities available for sale by contractual maturity is summarized as follows:

	At December 31, 1999	
	Amortized Cost	**Fair Value**
Maturity in one year or less	$ 50,250	$ 50,401
Maturity after one year through five years	329,033	333,909
Maturity after five years through ten years	657,045	656,801
Maturity after ten years	688,291	709,671
U.S. government guaranteed mortgage-backed securities	983,637	942,360
Total fixed maturities available for sale	$2,708,256	$2,693,142

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Gross gains of $1,809, $11,163 and $1,145, and gross losses of $3,818, $516 and $1,019, were realized on the sales of fixed maturities available for sale during 1999, 1998 and 1997, respectively.

At December 31, 1999, bonds with a cost of $8,001 were on deposit with state insurance departments to satisfy regulatory requirements.

Equity Securities and Other Invested Assets

Unrealized gains and losses on investments in equity securities available for sale and other invested assets are reflected in stockholders' equity and do not affect operations. The cost, gross unrealized gains and losses, and fair value of those investments are summarized as follows:

	At December 31, 1999			
	Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Equity securities	$ 5			$ 5
Other invested assets	62,503	$24,511	$(5,364)	81,650
Total	$62,508	$24,511	$(5,364)	$81,655

	At December 31, 1998			
	Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Equity securities	$ 1			$ 1
Other invested assets	49,674	$5,071	$(3,985)	50,760
Total	$49,675	$5,071	$(3,985)	$50,761

(In Thousands)

2. Investments (continued)

Net Investment Income

Major categories of the Company's net investment income are summarized as follows:

	Year ended December 31		
	1999	**1998**	**1997**
Investment income:			
Fixed maturities	**$189,121**	$160,351	$139,894
Policy loans	**3,224**	3,238	3,020
Short-term investments and cash equivalents	**2,659**	2,598	2,376
Other invested assets	**1,399**	2,003	1,623
Gross investment income	**196,403**	168,190	146,913
Less investment expenses	**3,500**	3,192	1,924
Net investment income	**$192,903**	$164,998	$144,989

Realized Capital Gains on Investments

Realized capital gains (losses) on investments were derived from the following sources:

	Year ended December 31		
	1999	**1998**	**1997**
Fixed maturities	**$(2,009)**	$10,647	$ 126
Equity securities	**6,568**	3,629	4,575
Other invested assets	**4,921**	4,035	3,373
Realized capital gains on investments	**$ 9,480**	$18,311	$8,074

Concentration of Investments

There were no investments in a single entity's fixed maturities in excess of ten percent of stockholders' equity at December 31, 1999 and 1998.

(In Thousands)

3. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company cedes business to reinsurers to share risks under life, health, and annuity contracts for the purpose of providing the Company with increased capacity to write larger risks and maintain its exposure to loss within capital resources. The effect of reinsurance assumed and ceded on premiums was as follows:

	Year ended December 31, 1999			
	Direct Amount	**Assumed From Other Companies**	**Ceded to Other Companies**	**Net Amount**
Individual Life and Annuity	**$213,392**	**$ 156**	**$ 2,390**	**$211,158**
Group Life and Disability	**265,721**	**306**	**11,624**	**254,403**
Group Pension and Other	**22,132**	**25,043**	**12,134**	**35,041**
Total premiums	**$501,245**	**$25,505**	**$26,148**	**$500,602**

	Year ended December 31, 1998			
	Direct Amount	**Assumed From Other Companies**	**Ceded to Other Companies**	**Net Amount**
Individual Life and Annuity	$148,153	$3,873	$ 1,907	$150,119
Group Life and Disability	317,155	482	14,758	302,879
Group Pension and Other	20,908	5,354	9,750	16,512
Total premiums	$486,216	$9,709	$26,415	$469,510

	Year ended December 31, 1997			
	Direct Amount	**Assumed From Other Companies**	**Ceded to Other Companies**	**Net Amount**
Individual Life and Annuity	$142,357	$6,022	$ 1,456	$146,923
Group Life and Disability	265,620	2,698	10,699	257,619
Group Pension and Other	15,263		4,169	11,094
Total premiums	$423,240	$8,720	$16,324	$415,636

Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 1999, no individual reinsurer owed the Company an amount that was equal to or greater than 3% of stockholders' equity.

The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the reinsurers.

(In Thousands)

4. Federal Income Taxes

The Company is included in a consolidated federal income tax return with Liberty Mutual and its other subsidiaries. Under a written tax sharing agreement, approved by the Board of Directors, Liberty Mutual collects from and refunds to the subsidiaries the amount of taxes or benefits determined as if Liberty Mutual and the subsidiaries filed separate returns.

Federal income tax expense (benefit) attributable to income from operations was composed of the following:

	Year ended December 31		
	1999	**1998**	**1997**
Continuing operations:			
Current	**$3,150**	$ 18,548	$4,598
Deferred	**4,795**	(15,107)	2,128
Federal income tax expense	**$7,945**	$ 3,441	$6,726

	Year ended December 31		
	1999	**1998**	**1997**
Discontinued operations:			
Current	**$0**	$0	$(29)
Deferred	**0**	0	0
Federal income tax benefit	**$0**	$0	$(29)

A reconciliation of federal income tax expense as recorded in the statements of income with expected federal income tax expense computed at the applicable federal income tax rate of 35% is summarized as follows:

	Year ended December 31		
	1999	**1998**	**1997**
Expected income tax expense	**$8,718**	$3,699	$6,577
Adjustments to income taxes resulting from:			
Reconciliation of prior year tax return	**(52)**	(756)	68
Other, net	**(721)**	498	81
Federal income tax expense	**$7,945**	$3,441	$6,726

(In Thousands)

4. Federal Income Taxes (continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred liabilities are summarized as follows:

	At December 31	
	1999	**1998**
Deferred tax assets:		
Dividends to policyholders	**$ 2,953**	$ 2,984
Unearned interest on policy loans	**350**	338
Unearned group premium adjustment	**80**	91
Accrued surrender charges on deposit funds	**1,444**	1,531
Bonds purchased at market premium	**—**	3,318
Bonds market valuation adjustment	**6,239**	—
Recapture of statutory reinsurance	**35,250**	21,777
Other	**784**	292
Total deferred tax assets	**47,100**	30,331
Deferred tax liabilities:		
Future policy benefits	**(32,556)**	(23,343)
Deferred acquisition costs	**(23,800)**	(21,504)
Bonds purchased at market discount	**(3,138)**	—
Bonds market valuation adjustment	**—**	(83,366)
Unrealized gain on other long-term investments	**(6,527)**	(380)
Reconciliation of taxes on other long-term investments	**(2,284)**	(1,145)
Cumulative foreign currency translations	**(1,707)**	(1,370)
Deferred and uncollected premium adjustment	**(839)**	(791)
Other	**(189)**	(332)
Total deferred tax liabilities	**(71,040)**	(132,231)
Net deferred tax liability	**$(23,940)**	$(101,900)

In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no valuation allowance has been established.

Prior to 1984, a portion of the Company's income was not taxed, but was accumulated in a "policyholders' surplus account." In the event that those amounts are distributed to stockholders', or the balance of the account exceeds certain limitations under the Internal Revenue Code, the excess amounts would become taxable at current rates. The policyholders' surplus account balance at December 31, 1999 and 1998 was approximately $4,000. Management does not intend to take actions nor does management expect any events to occur that would cause federal income taxes to become payable on that amount. However, if such taxes were assessed, the amount of taxes payable would be approximately $1,400 in 1999 and 1998.

(In Thousands)

5. Unpaid Claims Liability for Group Accident and Health Business

The following table provides a reconciliation of the beginning and ending balances of unpaid claim liabilities, principally included in future policy benefits, net of reinsurance recoverables:

	Year ended December 31	
	1999	**1998**
Unpaid claim liabilities, at beginning of year	**$366,935**	$254,002
Less reinsurance recoverables	**852**	490
Net balance at beginning of year	**366,083**	253,512
Claims incurred related to:		
Current year	**185,673**	247,527
Prior years—incurred	**(34,085)**	9,693
Prior years—interest	**19,357**	13,400
Total incurred	**170,945**	270,620
Claims paid related to:		
Current year	**46,185**	78,851
Prior years	**88,652**	79,198
Total paid	**134,837**	158,049
Net balance at end of year	**402,191**	366,083
Add reinsurance recoverables	**1,394**	852
Unpaid claim liabilities, at end of year	**$403,585**	$366,935

The favorable development in 1999 related to claims incurred in prior years resulted from the Company's actual experience being better than expected. The unfavorable development in 1998 related to claims incurred in prior years resulted from a higher incidence of new claims on certain policies. Interest accrued on prior year reserves has been calculated on the opening reserve balance less one half year's cash payments at the average rate at which the Company's reserves were discounted during 1999 and 1998.

6. Risk-Based Capital and Retained Earnings

Life insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 1999, the Company meets the RBC requirements.

The payment of dividends by the Company to stockholders is limited and cannot be made except from earned profits. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the Commonwealth of Massachusetts Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations.

According to a resolution voted by the Board of Directors of the Company, not more than the larger of 10% of statutory profits on participating business or fifty cents per thousand

(In Thousands)

6. Risk-Based Capital and Retained Earnings (continued)

dollars of participating business in force in a given year may accrue to the benefit of stockholders. The amount of statutory unassigned (deficit) surplus held for the benefit of participating policyholders and stockholders was $(21,619) and $103,771, respectively, at December 31, 1999. Dividends paid to policyholders were $11,568 in 1999, and there were no dividends paid to stockholders in 1999.

7. Commitments and Contingencies

The Company is named as a defendant in various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating reserves for policy and contract liabilities. The Company's management believes that the resolution of those actions will not have a material effect on the Company's financial position or results of operations.

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. At December 31, 1999 and 1998, the Company has accrued $571 and $645, respectively, of premium tax deductions. The Company recognizes its obligations for guaranty fund assessments when it receives notice that an amount is payable to a guaranty fund. Expenses incurred for guaranty fund assessments were $101, $23 and $443 in 1999, 1998 and 1997, respectively.

8. Separate Accounts

Separate accounts held by the Company primarily represent funds that are administered for pension plans. The assets consist of common stock, long-term bonds, real estate and short-term investments which are carried at estimated fair value. Investment income and changes in asset values do not affect the operating results of the Company. Separate accounts business is maintained independently from the general account of the Company. The Company provides administrative services for these contracts. Fees earned by the Company related to these contracts included in other revenues were $3,425, $2,016 and $1,700 for the years ended December 31, 1999, 1998 and 1997, respectively.

(In Thousands)

9. Benefit Plans

Significant benefit plans are sponsored by Liberty Mutual and the associated costs are shared by members of the Liberty Companies. Liberty Mutual's sponsored plans are summarized as follows:

(a) Pension Plan

Liberty Mutual sponsors noncontributory defined benefit pension plans (the Plans) covering U.S. employees who have attained age 21 and have completed one year of service and Canadian employees who have completed one year of service. The benefits are based on years of service and the employee's "final average compensation" which is the employee's average annual compensation for the highest five consecutive calendar years during the ten years immediately preceding retirement.

In 1997, Liberty Mutual adopted SFAS No. 87, *Employers' Accounting For Pensions*, for vested employees. Assets of the Plans consist primarily of investments in life insurance company separate accounts and a collective investment trust fund, which invests primarily in fixed income and Standard and Poor's Index of 500 equity securities. At December 31, 1999 and 1998, assets of the Plans totaling $2,090,855 and $1,548,141, respectively, were held in separate accounts managed by the Company.

Under the intercompany pooling agreement, there was no pension expense charged to the Company in 1999, 1998, and 1997.

(b) *Postretirement Benefits*

Liberty Mutual provides certain health care and life insurance benefits (postretirement) for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age and have ten years of service working for the Liberty Companies. Alternatively, retirees may elect certain prepaid health care benefit plans. Life insurance benefits are based upon a participant's final compensation subject to the plan maximum.

Under the intercompany pooling arrangement, $935, $372 and $166 of postretirement expense was charged to the Company in 1999, 1998 and 1997, respectively.

(c) *Thrift-Incentive Plan*

Liberty Mutual sponsors a defined contribution savings plan for all employees of the Liberty Companies who meet certain eligibility requirements. During 1999, 1998 and 1997 employees were permitted to contribute a percentage of their annual compensation on a combined before-tax and after-tax basis, subject to certain limitations imposed by the Tax Reform Act of 1986. In 1999, 1998 and 1997 Liberty Mutual matched a percentage of contributions made by employees. Liberty Mutual's expense was $56,068, $40,278, and $36,850 in 1999, 1998 and 1997, respectively. Under the intercompany pooling arrangement, the Company's expense related to the Thrift-Incentive Plan is borne by Liberty Mutual.

(In Thousands)

10. Related-Party Transactions

Under a Service Agreement between the Company and Liberty Mutual, Liberty Mutual provides personnel, office space, equipment, computer processing and other services. The Company reimburses Liberty Mutual for these services at cost, and for any other special services supplied at the Company's request. Substantially all of the Company's general expenses incurred in 1999, 1998 and 1997 related to this agreement.

The Company insures the group term life and disability risks for Liberty Mutual employees. Premiums associated with these policies amounted to $17,135, $17,249 and $15,768 in 1999, 1998 and 1997, respectively.

The Company insures key officers of the Liberty Mutual Group under an Optional Life Insurance Plan. Premiums associated with this plan amounted to $9,809, $9,329 and $8,252 in 1999, 1998 and 1997, respectively.

Liberty Mutual purchases structured settlement annuity contracts, with and without life contingencies, from the Company. Premiums under these contracts amounted to $158,008, $137,663 and $136,161 in 1999, 1998 and 1997, respectively. The related policy and contract reserves with respect to all structured settlement annuity contracts purchased by Liberty Mutual amounted to $822,803 and $694,165 at December 31, 1999 and 1998, respectively.

Liberty Mutual deposited $4,180 and $3,206 with the Company in 1999 and 1998, respectively, to fund certain Liberty Mutual environmental claim transactions. Such amounts have been included in the liability for policyholders' and beneficiaries' funds at December 31, 1999 and 1998, respectively.

Keyport Life Insurance Company cedes 100% of the premiums and benefits of certain structured settlement annuity contracts, with and without life contingencies, to the Company. Premiums under these contracts amounted to $5,488, $4,280 and $6,002 in 1999, 1998 and 1997, respectively. The related policy and contract reserves with respect to these structured settlement annuity contracts assumed by the Company amounted to $18,460 and $12,423 at December 31, 1999 and 1998, respectively.

(In Thousands)

11. Deferred Policy Acquisition Costs

Details with respect to deferred policy acquisition costs are summarized as follows:

	Year ended December 31	
	1999	**1998**
Balance, beginning of year	**$ 98,856**	$ 89,154
Additions	**23,430**	31,405
Amortization	**(4,826)**	(18,485)
Valuation adjustment for unrealized gains (losses) on fixed maturities	**12,823**	(3,218)
Balance, end of year	**$130,283**	$ 98,856

12. Statutory Financial Information

The Company prepares its statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance. Prescribed statutory accounting practices include state laws, regulations and administrative rules, as well as guidance published by the NAIC. Permitted accounting practices encompass all accounting practices that are not prescribed by the sources noted above.

During 1998, the Company entered into a reinsurance agreement with Liberty Mutual Insurance Company to cede to Liberty Mutual 100% of its existing group long and short-term disability, individual accident and sickness, and student accident and health business. The Company received permission from the Commonwealth of Massachusetts to treat this agreement as prospective reinsurance in its entirety for 1998. This agreement increased the Company's statutory net gain from operations before federal income taxes by $35,184 and $64,898 in 1999 and 1998, respectively. There are no other material permitted practices.

Statutory net income (loss) and capital and surplus is as follows:

	1999	**1998**	**1997**
Statutory net income (loss)	**$ 12,947**	$ 9,741	$ (8,549)
Statutory capital and surplus	**141,902**	115,449	126,669

(In Thousands)

13. Stockholders' Equity

The components of accumulated other comprehensive income are as follows:

	Net Unrealized Gains (Losses)	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income
Balance at January 1, 1997	$ 81,330	$ 1,139	$ 82,469
Gross unrealized gains (net of deferred income tax expense of $30,951)	57,480		57,480
Less reclassification adjustment for gains, realized in net income (net of tax expense of $2,826)	(5,248)		(5,248)
Adjustment to deferred policy acquisition costs (net of deferred income tax benefit of $1,743)	(3,236)		(3,236)
Net unrealized gains	48,996		48,996
Foreign currency translation adjustment		444	444
Balance at December 31, 1997	130,326	1,583	131,909
Gross unrealized gains (net of deferred income tax expense of $20,552)	38,168		38,168
Less reclassification adjustment for gains, realized in net income (net of tax expense of $6,409)	(11,902)		(11,902)
Adjustment to deferred policy acquisition costs (net of deferred income tax benefit of $1,126)	(2,092)		(2,092)
Net unrealized gains	24,174		24,174
Foreign currency translation adjustment		961	961
Balance at December 31, 1998	154,500	2,544	157,044
Gross unrealized losses (net of deferred income tax benefit of $81,494)	**(151,346)**		**(151,346)**
Less reclassification adjustment for gains, realized in net income (net of tax benefit of $2,117)	**(11,597)**		**(11,597)**
Adjustment to deferred policy acquisition costs (net of deferred income tax expense of $4,488)	**8,335**		**8,335**
Net unrealized gains	**(154,608)**		**(154,608)**
Foreign currency translation adjustment		**626**	**626**
Balance at December 31, 1999	**$ (108)**	**$3,170**	**$ 3,062**

(In Thousands)

13. Stockholders' Equity (continued)

Net unrealized investment gains (losses), included in the balance sheets as a component of stockholders' equity are summarized as follows:

	At December 31		
	1999	**1998**	**1997**
Balance, end of year comprises:			
Unrealized investment gains (losses) on:			
Fixed maturities	**$(15,114)**	$248,776	$204,228
Equity investments and other	**19,147**	1,086	4,714
Total	**4,033**	249,862	208,942
Amounts of unrealized investment gains (losses) attributable to:			
Deferred policy acquisition costs	**1,207**	(11,616)	(8,398)
Deferred federal income taxes	**(5,348)**	(83,746)	(70,218)
Total	**(4,141)**	(95,362)	(78,616)
Net unrealized investment (losses) gains	**$ (108)**	$154,500	$130,326

14. Segment Information

The Company's business is organized in three principal segments: Individual Life and Annuity, Group Life and Disability, and Group Pension and Other. In the Individual Life and Annuity segment, the Company sells a variety of individual products, including participating whole life, term insurance, universal life, structured settlements, and immediate and deferred annuity contracts. These products are sold through a combination of distribution methods, including Company agents, Liberty Mutual personal markets agents, direct marketers, and banks. In the Group Life and Disability segment, the Company sells group life and long-term and short-term disability products to corporate and organizational customers through the Company's group market agency force. The Group Pension and Other segment is a closed block of active pension customers, as well as international customer life and disability products.

The accounting policies of the segments are the same as those described in Note 1. The Company evaluates performance based on the income from continuing operations before federal income taxes and earnings of participating policies of the segments.

(In Thousands)

14. Segment Information (continued)

The following table summarizes selected financial information by segment:

	Year ended December 31		
	1999	**1998**	**1997**
Revenues:			
Individual Life and Annuity	**$ 353,355**	$ 274,175	$250,751
Group Life and Disability	**308,225**	351,384	301,684
Group Pension and Other	**76,731**	57,365	32,609
Total revenues	**$ 738,311**	$ 682,924	$585,044
Income (loss) from continuing operations before federal income taxes and earnings of participating policies:			
Individual Life and Annuity	**$ 21,082**	$ 31,446	$ 28,874
Group Life and Disability	**(4,584)**	(23,160)	(11,588)
Group Pension and Other	**8,411**	2,282	1,506
Total income from continuing operations before federal income taxes and earnings of participating policies	**$ 24,909**	$ 10,568	$ 18,792

	At December 31	
	1999	**1998**
Assets:		
Individual Life and Annuity	**$2,211,368**	$1,875,583
Group Life and Disability	**688,023**	571,695
Group Pension and Other	**2,578,658**	2,454,336
Total assets	**$5,478,049**	$4,901,614

15. Fair Value of Financial Instruments

Fair values generally represent quoted market value prices for securities traded in the public marketplace, or analytically determined values using bid or closing prices for securities not traded in the public marketplace.

The following methods and assumptions were used by the Company in estimating the "fair value" disclosures for financial instruments in the financial statements and notes thereto:

Fixed maturities

Fair values for publicly-traded fixed maturates are determined using values reported by an independent pricing service. Fair values of private placement fixed maturities are determined by obtaining market indications from various broker-dealers.

15. Fair Value of Financial Instruments (continued)

Equity securities

The fair values for equity securities are based upon quoted market prices, where available; for equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

Policy loans

The carrying amounts reported in the balance sheets for these financial instruments approximate their fair values.

Short-term investments

The carrying amounts reported in the balance sheets for these financial instruments approximate their fair values.

Other invested assets

The fair values of other invested assets are based on the financial statements of the underlying funds.

Investment contracts

The fair values for the Company's liabilities under investment-type insurance contracts, including individual and group annuities, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Policy account balances

The fair values of the Company's liabilities for insurance contracts other than investment-type contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Additional data with respect to fair values of the Company's investments is disclosed is Note 2.

(In Thousands)

15. Fair Value of Financial Instruments (continued)

The carrying amount and fair value of the Company's financial instruments are summarized as follows:

	At December 31, 1999		At December 31, 1998	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Fixed maturities	**$2,693,142**	**$2,693,142**	$2,506,333	$2,506,333
Equity securities	**5**	**5**	1	1
Policy loans	**57,007**	**57,007**	53,153	53,153
Short-term investments	**73,210**	**73,210**	38,359	38,359
Other invested assets	**81,650**	**81,650**	50,760	50,760
Individual and group annuities	**88,241**	**87,594**	100,748	99,988

16. Discontinued Operations

On December 31, 1993, the Company discontinued its Group Medical insured and administrative services line of business. Substantially all of the insured operating assets and future policy liabilities, as of December 31, 1993, were ceded to Liberty Mutual effective January 1, 1994, until the termination date of the contracts. After termination there is no additional insurance risk associated with this particular line of business and all insured operating assets and future policy liabilities will be extinguished.

Appendix A—Hypothetical Illustrations

ILLUSTRATIONS OF ACCOUNT VALUES, SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under Single Life and Survivorship Contracts change with investment experience. The tables illustrate how Account Values, Surrender Values, and Death Benefits under a Contract issued on an Insured of a given age would vary over time if the hypothetical gross investment rates of return on the Portfolios' assets were a uniform, gross, after tax, annual rate of 0%, 6%, and 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12%, but fluctuates over or under those averages throughout the years, the Account Values, Surrender Values and Death Benefits may be different.

The amounts shown for the Account Value, Surrender Value and Death Benefit as of each Contract Anniversary reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross after-tax return on the Portfolios, as a result of expenses paid by the Portfolios and charges levied against the Sub-Accounts. The values shown reflect a daily charge to the Sub-Accounts of 1.65% of average daily net assets to compensate Liberty Life for its expenses incurred and for assuming mortality and expense risks under the Contracts. In addition, the net investment returns also reflect the deduction of the Portfolio investment advisory fees and other Portfolio expenses at an annual effective rate of 0.78%, which is the arithmetic average of the actual and estimated fees and expenses for all of the Portfolios, including any expense reimbursements or fee waivers. Without expense reimbursements and fee waivers, the annual effective rate would have been 0.96%. Liberty Life anticipates that the expense reimbursement and fee waiver arrangements will continue past the current year. If there should be an increase or decrease in the expense reimbursements and fee waivers of a Portfolio that has such arrangements, that change will be reflected in the net asset value of the corresponding Portfolio.

The tables also reflect applicable charges including an annual Contract Fee of $30.00 per year, and monthly charges for providing insurance protection. Currently, no Contract Fee is deducted in any year in which the Account Value exceeds $50,000. For each hypothetical gross investment rate of return, tables are provided reflecting current and guaranteed cost of insurance charges. The current cost of insurance charge for Single Life Contracts, Standard Class Non Tobacco is equal to the lesser of (a) 0.45% annually of the Account Value or (b) the guaranteed cost of insurance charge. The current cost of insurance charge for Survivorship Contracts, Standard Class Non Tobacco is equal to the lesser of (a) 0.15% annually of the Account Value or (b) the guaranteed cost of insurance charge. After deduction of these amounts (other than the cost of insurance charges and contract fee), hypothetical gross average investment rates of return of 0%, 6% and 12% correspond to approximate net annual investment rates of return of –2.43%, 3.57%, and 9.57%, respectively, on both a current and guaranteed basis. Guaranteed cost of insurance rates vary by issue age (or attained age in the case of increases in the Initial Death Benefit), sex, rating class and Contract Year and, therefore, cost of insurance charges are not reflected in the approximate net annual investment rate of return stated above.

The tables illustrate the Account Values, Surrender Values, and Death Benefits that would result based upon the hypothetical investment rates of return if no Payment other than the indicated initial Payment is paid, if the entire initial Payment is allocated to the Variable

Account, and if no Contract loans are taken. The tables also assume that no partial withdrawals or transfers have been made.

Values are shown for Contracts which are issued to standard non-tobacco class Insureds. Values for Contracts issued on a basis involving a higher mortality risk would result in lower Account Values, Surrender Values and Death Benefits than those illustrated. Females generally have a more favorable guaranteed cost of insurance rate structure than males.

Where the Surrender Value in an illustration is zero, any Death Benefit shown is the Minimum Guaranteed Death Benefit. If a Contract Loan is outstanding in this situation, the Contract may lapse in accordance with the Grace Period provisions.

The tables reflect the fact that no charges for Federal, state or other income taxes are currently made against the Variable Account. If such a charge is made in the future, a higher gross rate of return than illustrated will be needed to produce the net after-tax returns shown in the tables.

Upon request, Liberty Life will furnish a comparable illustration based on the proposed Insured's age, sex, underwriting classification, proposed initial Payment, and any available agreements requested.

LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

Modified Single Payment Variable Life Insurance Contract
Male Standard Non-Tobacco Issue Age 65
$30,000 Initial Payment
$60,477 Initial Death Benefit

Values – Current Cost of Insurance

	Single Payment Plus	0% Hypothetical Gross Investment Return			6% Hypothetical Gross Investment Return			12% Hypothetical Gross Investment Return		
Contract Year	Interest At 5%	Account Value	Surrender Value	Death Benefit	Account Value	Surrender Value	Death Benefit	Account Value	Surrender Value	Death Benefit
1	31,500	29,147	26,222	60,477	30,910	27,985	60,477	32,673	29,748	60,477
2	33,075	28,290	25,440	60,477	31,817	28,967	60,477	35,551	32,701	60,477
3	34,729	27,457	24,682	60,477	32,751	29,976	60,477	38,686	35,911	60,477
4	36,465	26,647	24,397	60,477	33,714	31,464	60,477	42,099	39,849	60,477
5	38,288	25,861	23,686	60,477	34,705	32,530	60,477	45,817	43,642	60,477
6	40,203	25,097	23,597	60,477	35,727	34,227	60,477	49,867	48,367	60,477
7	42,213	24,354	22,929	60,477	36,780	35,355	60,477	54,277	52,852	60,477
8	44,324	23,633	23,633	60,477	37,865	37,865	60,477	59,112	59,112	64,432
9	46,540	22,932	22,932	60,477	38,983	38,983	60,477	64,387	64,387	68,894
10	48,867	22,251	22,251	60,477	40,134	40,134	60,477	70,176	70,176	73,684
11	51,310	21,590	21,590	60,477	41,321	41,321	60,477	76,548	76,548	80,376
12	53,876	20,947	20,947	60,477	42,544	42,544	60,477	83,475	83,475	87,648
13	56,569	20,322	20,322	60,477	43,803	43,803	60,477	90,998	90,998	95,548
14	59,398	19,716	19,716	60,477	45,101	45,101	60,477	99,167	99,167	104,126
15	62,368	19,126	19,126	60,477	46,438	46,438	60,477	108,031	108,031	113,432
16	65,486	18,553	18,553	60,477	47,816	47,816	60,477	117,655	117,655	123,538
17	68,761	17,997	17,997	60,477	49,236	49,236	60,477	128,137	128,137	134,544
18	72,199	17,456	17,456	60,477	50,698	50,698	60,477	139,553	139,553	146,531
19	75,809	16,931	16,931	60,477	52,236	52,236	60,477	151,986	151,986	159,585
20	79,599	16,421	16,421	60,477	53,821	53,821	60,477	165,527	165,527	173,803
25	101,591	14,079	14,079	60,477	62,495	62,495	65,620	253,623	253,623	266,304
30	129,658	12,051	12,051	60,477	72,729	72,729	73,457	389,478	389,478	393,372
35	165,480	10,295	10,295	60,477	84,772	84,772	84,772	599,035	599,035	599,035

Assumptions:

(1) Assumes no contract loans have been made.

(2) Values reflect current cost of insurance charges and contract fees.

(3) Net investment returns are calculated as the hypothetical gross investment return less all charges and deductions.

(4) The death benefit reflects current Internal Revenue Code requirements based on the guideline premium/cash value corridor test.

(5) When the surrender value is zero, the death benefit shown is the guaranteed death benefit. If a contract loan were outstanding when the surrender value is zero, the contract might lapse in accordance with the grace period provisions.

The Hypothetical Investment Rates of Return Shown above Are Illustrative Only and Should Not Be Deemed a Representation of Past or Future Investment Rates of Return. Actual Rates of Return May Be More or less than Those Shown and Will Depend on a Number of Factors, Including the Investment Allocations Made by an Owner and Actual Expenses. The Death Benefit, Account Value and Surrender Value for a Contract Would Be Different from Those Shown If the Actual Rates of Return Averaged 0%, 6% and 12% over a Period of Years but Also Fluctuated above or below Those Averages for Individual Contract Years. No Representations Can Be Made by Liberty Life Assurance Company of Boston That These Hypothetical Rates of Return Can Be Achieved for Any One Year or Sustained over Any Period of Time.

LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

Modified Single Payment Variable Life Insurance Contract
Male Standard Non-Tobacco Issue Age 65
$30,000 Initial Payment
$60,477 Initial Death Benefit

Values – Guaranteed Cost of Insurance

	Single Payment Plus	0% Hypothetical Gross Investment Return			6% Hypothetical Gross Investment Return			12% Hypothetical Gross Investment Return		
Contract Year	Interest At 5%	Account Value	Surrender Value	Death Benefit	Account Value	Surrender Value	Death Benefit	Account Value	Surrender Value	Death Benefit
1	31,500	28,598	25,673	60,477	30,365	27,440	60,477	32,133	29,208	60,477
2	33,075	27,092	24,242	60,477	30,646	27,796	60,477	34,416	31,566	60,477
3	34,729	25,499	22,724	60,477	30,867	28,092	60,477	36,910	34,135	60,477
4	36,465	23,803	21,553	60,477	31,018	28,768	60,477	39,647	37,397	60,477
5	38,288	21,982	19,807	60,477	31,086	28,911	60,477	42,669	40,494	60,477
6	40,203	19,997	18,497	60,477	31,044	29,544	60,477	46,022	44,522	60,477
7	42,213	17,822	16,397	60,477	30,878	29,453	60,477	49,773	48,348	60,477
8	44,324	15,423	15,423	60,477	30,567	30,567	60,477	54,007	54,007	60,477
9	46,540	12,732	12,732	60,477	30,068	30,068	60,477	58,775	58,775	62,889
10	48,867	9,687	9,687	60,477	29,343	29,343	60,477	64,027	64,027	67,228
11	51,310	6,222	6,222	60,477	28,349	28,349	60,477	69,808	69,808	73,299
12	53,876	2,256	2,256	60,477	27,033	27,033	60,477	76,092	76,092	79,897
13	56,569	—	—	60,477	25,332	25,332	60,477	82,918	82,918	87,064
14	59,398	—	—	60,477	23,164	23,164	60,477	90,329	90,329	94,845
15	62,368	—	—	60,477	20,416	20,416	60,477	98,369	98,369	103,288
16	65,486	—	—	60,477	16,932	16,932	60,477	107,086	107,086	112,440
17	68,761	—	—	60,477	12,492	12,492	60,477	116,525	116,525	122,351
18	72,199	—	—	60,477	6,793	6,793	60,477	126,735	126,735	133,072
19	75,809	—	—	60,477	—	—	60,477	137,765	137,765	144,654
20	79,599	—	—	60,477	—	—	60,477	149,667	149,667	157,151
25	101,591	—	—	60,477	—	—	60,477	224,302	224,302	235,517
30	129,658	—	—	60,477	—	—	60,477	339,395	339,395	342,789
35	165,480	—	—	60,477	—	—	60,477	519,889	519,889	519,889

Assumptions:

(1) Assumes no contract loans have been made.

(2) Values reflect guaranteed cost of insurance charges and contract fees.

(3) Net investment returns are calculated as the hypothetical gross investment return less all charges and deductions.

(4) The death benefit reflects current Internal Revenue Code requirements based on the guideline premium/cash value corridor test.

(5) When the surrender value is zero, the death benefit shown is the guaranteed death benefit. If a contract loan were outstanding when the surrender value is zero, the contract might lapse in accordance with the grace period provisions.

The Hypothetical Investment Rates of Return Shown above Are Illustrative Only and Should Not Be Deemed a Representation of Past or Future Investment Rates of Return. Actual Rates of Return May Be More or less than Those Shown and Will Depend on a Number of Factors, Including the Investment Allocations Made by an Owner and Actual Expenses. The Death Benefit, Account Value and Surrender Value for a Contract Would Be Different from Those Shown If the Actual Rates of Return Averaged 0%, 6% and 12% over a Period of Years but Also Fluctuated above or below Those Averages for Individual Contract Years. No Representations Can Be Made by Liberty Life Assurance Company of Boston That These Hypothetical Rates of Return Can Be Achieved for Any One Year or Sustained over Any Period of Time.

LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

Modified Single Payment Variable Life Insurance Contract
Female Standard Non-Tobacco Issue Age 65
$30,000 Initial Payment
$69,417 Initial Death Benefit

Values – Current Cost of Insurance

	Single Payment Plus	0% Hypothetical Gross Investment Return			6% Hypothetical Gross Investment Return			12% Hypothetical Gross Investment Return		
Contract Year	Interest At 5%	Account Value	Surrender Value	Death Benefit	Account Value	Surrender Value	Death Benefit	Account Value	Surrender Value	Death Benefit
1	31,500	29,147	26,222	69,417	30,910	27,985	69,417	32,673	29,748	69,417
2	33,075	28,290	25,440	69,417	31,817	28,967	69,417	35,551	32,701	69,417
3	34,729	27,457	24,682	69,417	32,751	29,976	69,417	38,686	35,911	69,417
4	36,465	26,647	24,397	69,417	33,714	31,464	69,417	42,099	39,849	69,417
5	38,288	25,861	23,686	69,417	34,705	32,530	69,417	45,817	43,642	69,417
6	40,203	25,097	23,597	69,417	35,727	34,227	69,417	49,867	48,367	69,417
7	42,213	24,354	22,929	69,417	36,780	35,355	69,417	54,277	52,852	69,417
8	44,324	23,633	23,633	69,417	37,865	37,865	69,417	59,112	59,112	69,417
9	46,540	22,932	22,932	69,417	38,983	38,983	69,417	64,424	64,424	69,417
10	48,867	22,251	22,251	69,417	40,134	40,134	69,417	70,312	70,312	73,828
11	51,310	21,590	21,590	69,417	41,321	41,321	69,417	76,778	76,778	80,617
12	53,876	20,947	20,947	69,417	42,544	42,544	69,417	83,819	83,819	88,010
13	56,569	20,322	20,322	69,417	43,803	43,803	69,417	91,484	91,484	96,058
14	59,398	19,716	19,716	69,417	45,101	45,101	69,417	99,822	99,822	104,813
15	62,368	19,126	19,126	69,417	46,438	46,438	69,417	108,888	108,888	114,332
16	65,486	18,553	18,553	69,417	47,816	47,816	69,417	118,737	118,737	124,674
17	68,761	17,997	17,997	69,417	49,236	49,236	69,417	129,426	129,426	135,898
18	72,199	17,456	17,456	69,417	50,698	50,698	69,417	141,015	141,015	148,065
19	75,809	16,931	16,931	69,417	52,236	52,236	69,417	153,578	153,578	161,257
20	79,599	16,421	16,421	69,417	53,821	53,821	69,417	167,260	167,260	175,623
25	101,591	14,079	14,079	69,417	62,495	62,495	69,417	256,279	256,279	269,093
30	129,658	12,051	12,051	69,417	72,737	72,737	73,465	393,600	393,600	397,536
35	165,480	10,295	10,295	69,417	84,795	84,795	84,795	605,474	605,474	605,474

Assumptions:

(1) Assumes no contract loans have been made.

(2) Values reflect current cost of insurance charges and contract fees.

(3) Net investment returns are calculated as the hypothetical gross investment return less all charges and deductions.

(4) The death benefit reflects current Internal Revenue Code requirements based on the guideline premium/cash value corridor test.

(5) When the surrender value is zero, the death benefit shown is the guaranteed death benefit. If a contract loan were outstanding when the surrender value is zero, the contract might lapse in accordance with the grace period provisions.

The Hypothetical Investment Rates of Return Shown above Are Illustrative Only and Should Not Be Deemed a Representation of Past or Future Investment Rates of Return. Actual Rates of Return May Be More or less than Those Shown and Will Depend on a Number of Factors, Including the Investment Allocations Made by an Owner and Actual Expenses. The Death Benefit, Account Value and Surrender Value for a Contract Would Be Different from Those Shown If the Actual Rates of Return Averaged 0%, 6% and 12% over a Period of Years but Also Fluctuated above or below Those Averages for Individual Contract Years. No Representations Can Be Made by Liberty Life Assurance Company of Boston That These Hypothetical Rates of Return Can Be Achieved for Any One Year or Sustained over Any Period of Time.

LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

Modified Single Payment Variable Life Insurance Contract
Female Standard Non-Tobacco Issue Age 65
$30,000 Initial Payment
$69,417 Initial Death Benefit

Values – Guaranteed Cost of Insurance

Contract Year	Single Payment Plus Interest At 5%	0% Hypothetical Gross Investment Return Account Value	0% Surrender Value	0% Death Benefit	6% Hypothetical Gross Investment Return Account Value	6% Surrender Value	6% Death Benefit	12% Hypothetical Gross Investment Return Account Value	12% Surrender Value	12% Death Benefit
1	31,500	28,718	25,793	69,417	30,482	27,557	69,417	32,247	29,322	69,417
2	33,075	27,361	24,511	69,417	30,901	28,051	69,417	34,653	31,803	69,417
3	34,729	25,954	23,179	69,417	31,284	28,509	69,417	37,276	34,501	69,417
4	36,465	24,491	22,241	69,417	31,628	29,378	69,417	40,145	37,895	69,417
5	38,288	22,961	20,786	69,417	31,927	29,752	69,417	43,295	41,120	69,417
6	40,203	21,345	19,845	69,417	32,168	30,668	69,417	46,760	45,260	69,417
7	42,213	19,616	18,191	69,417	32,331	30,906	69,417	50,584	49,159	69,417
8	44,324	17,738	17,738	69,417	32,393	32,393	69,417	54,819	54,819	69,417
9	46,540	15,669	15,669	69,417	32,324	32,324	69,417	59,535	59,535	69,417
10	48,867	13,363	13,363	69,417	32,095	32,095	69,417	64,827	64,827	69,417
11	51,310	10,773	10,773	69,417	31,674	31,674	69,417	70,746	70,746	74,283
12	53,876	7,847	7,847	69,417	31,028	31,028	69,417	77,201	77,201	81,061
13	56,569	4,528	4,528	69,417	30,116	30,116	69,417	84,227	84,227	88,439
14	59,398	739	739	69,417	28,889	28,889	69,417	91,872	91,872	96,465
15	62,368	—	—	69,417	27,274	27,274	69,417	100,183	100,183	105,192
16	65,486	—	—	69,417	25,173	25,173	69,417	109,212	109,212	114,672
17	68,761	—	—	69,417	22,446	22,446	69,417	119,011	119,011	124,961
18	72,199	—	—	69,417	18,909	18,909	69,417	129,634	129,634	136,116
19	75,809	—	—	69,417	14,316	14,316	69,417	141,136	141,136	148,193
20	79,599	—	—	69,417	8,341	8,341	69,417	153,576	153,576	161,254
25	101,591	—	—	69,417	—	—	69,417	232,004	232,004	243,604
30	129,658	—	—	69,417	—	—	69,417	352,270	352,270	355,792
35	165,480	—	—	69,417	—	—	69,417	539,751	539,751	539,751

Assumptions:

(1) Assumes no contract loans have been made.

(2) Values reflect guaranteed cost of insurance charges and contract fees.

(3) Net investment returns are calculated as the hypothetical gross investment return less all charges and deductions.

(4) The death benefit reflects current Internal Revenue Code requirements based on the guideline premium/cash value corridor test.

(5) When the surrender value is zero, the death benefit shown is the guaranteed death benefit. If a contract loan were outstanding when the surrender value is zero, the contract might lapse in accordance with the grace period provisions.

The Hypothetical Investment Rates of Return Shown above Are Illustrative Only and Should Not Be Deemed a Representation of Past or Future Investment Rates of Return. Actual Rates of Return May Be More or less than Those Shown and Will Depend on a Number of Factors, Including the Investment Allocations Made by an Owner and Actual Expenses. The Death Benefit, Account Value and Surrender Value for a Contract Would Be Different from Those Shown If the Actual Rates of Return Averaged 0%, 6% and 12% over a Period of Years but Also Fluctuated above or below Those Averages for Individual Contract Years. No Representations Can Be Made by Liberty Life Assurance Company of Boston That These Hypothetical Rates of Return Can Be Achieved for Any One Year or Sustained over Any Period of Time.

LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

Modified Single Payment Variable Life Insurance Contract
Male Standard Non-Tobacco Issue Age 65
Female Standard Non-Tobacco Issue Age 65
$30,000 Initial Payment
$84,933 Initial Death Benefit

Values – Current Cost of Insurance

	Single Payment Plus	0% Hypothetical Gross Investment Return			6% Hypothetical Gross Investment Return			12% Hypothetical Gross Investment Return		
Contract Year	Interest At 5%	Account Value	Surrender Value	Death Benefit	Account Value	Surrender Value	Death Benefit	Account Value	Surrender Value	Death Benefit
1	31,500	29,262	26,337	84,933	31,032	28,107	84,933	32,802	29,877	84,933
2	33,075	28,486	25,636	84,933	32,038	29,188	84,933	35,799	32,949	84,933
3	34,729	27,731	24,956	84,933	33,078	30,303	84,933	39,073	36,298	84,933
4	36,465	26,994	24,744	84,933	34,153	31,903	84,933	42,649	40,399	84,933
5	38,288	26,277	24,102	84,933	35,264	33,089	84,933	46,556	44,381	84,933
6	40,203	25,577	24,077	84,933	36,412	34,912	84,933	50,823	49,323	84,933
7	42,213	24,896	23,471	84,933	37,598	36,173	84,933	55,518	54,093	84,933
8	44,324	24,232	24,232	84,933	38,824	38,824	84,933	60,645	60,645	84,933
9	46,540	23,584	23,584	84,933	40,091	40,091	84,933	66,247	66,247	84,933
10	48,867	22,954	22,954	84,933	41,401	41,401	84,933	72,366	72,366	84,933
11	51,310	22,339	22,339	84,933	42,754	42,754	84,933	79,050	79,050	84,933
12	53,876	21,740	21,740	84,933	44,152	44,152	84,933	86,369	86,369	90,687
13	56,569	21,157	21,157	84,933	45,597	45,597	84,933	94,347	94,347	99,064
14	59,398	20,588	20,588	84,933	47,090	47,090	84,933	103,061	103,061	108,214
15	62,368	20,034	20,034	84,933	48,634	48,634	84,933	112,580	112,580	118,209
16	65,486	19,494	19,494	84,933	50,229	50,229	84,933	122,978	122,978	129,127
17	68,761	18,967	18,967	84,933	51,908	51,908	84,933	134,337	134,337	141,054
18	72,199	18,454	18,454	84,933	53,643	53,643	84,933	146,745	146,745	154,082
19	75,809	17,954	17,954	84,933	55,437	55,437	84,933	160,299	160,299	168,314
20	79,599	17,467	17,467	84,933	57,290	57,290	84,933	175,105	175,105	183,860
25	101,591	15,212	15,212	84,933	67,528	67,528	84,933	272,355	272,355	285,972
30	129,658	13,230	13,230	84,933	79,597	79,597	84,933	423,616	423,616	427,852
35	165,480	11,488	11,488	84,933	93,822	93,822	93,822	658,884	658,884	658,884

Assumptions:

(1) Assumes no contract loans have been made.

(2) Values reflect current cost of insurance charges and contract fees.

(3) Net investment returns are calculated as the hypothetical gross investment return less all charges and deductions.

(4) The death benefit reflects current Internal Revenue Code requirements based on the guideline premium/cash value corridor test.

(5) When the surrender value is zero, the death benefit shown is the guaranteed death benefit. If a contract loan were outstanding when the surrender value is zero, the contract might lapse in accordance with the grace period provisions.

The Hypothetical Investment Rates of Return Shown above Are Illustrative Only and Should Not Be Deemed a Representation of Past or Future Investment Rates of Return. Actual Rates of Return May Be More or less than Those Shown and Will Depend on a Number of Factors, Including the Investment Allocations Made by an Owner and Actual Expenses. The Death Benefit, Account Value and Surrender Value for a Contract Would Be Different from Those Shown If the Actual Rates of Return Averaged 0%, 6% and 12% over a Period of Years but Also Fluctuated above or below Those Averages for Individual Contract Years. No Representations Can Be Made by Liberty Life Assurance Company of Boston That These Hypothetical Rates of Return Can Be Achieved for Any One Year or Sustained over Any Period of Time.

LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

Modified Single Payment Variable Life Insurance Contract
Male Standard Non-Tobacco Issue Age 65
Female Standard Non-Tobacco Issue Age 65
$30,000 Initial Payment
$84,933 Initial Death Benefit

Values – Guaranteed Cost of Insurance

Contract Year	Single Payment Plus Interest At 5%	0% Hypothetical Gross Investment Return Account Value	0% Surrender Value	0% Death Benefit	6% Hypothetical Gross Investment Return Account Value	6% Surrender Value	6% Death Benefit	12% Hypothetical Gross Investment Return Account Value	12% Surrender Value	12% Death Benefit
1	31,500	29,262	26,337	84,933	31,032	28,107	84,933	32,802	29,877	84,933
2	33,075	28,471	25,621	84,933	32,029	29,179	84,933	35,797	32,947	84,933
3	34,729	27,647	24,872	84,933	33,013	30,238	84,933	39,031	36,256	84,933
4	36,465	26,779	24,529	84,933	33,977	31,727	84,933	42,524	40,274	84,933
5	38,288	25,852	23,677	84,933	34,909	32,734	84,933	46,302	44,127	84,933
6	40,203	24,849	23,349	84,933	35,796	34,296	84,933	50,390	48,890	84,933
7	42,213	23,746	22,321	84,933	36,622	35,197	84,933	54,823	53,398	84,933
8	44,324	22,514	22,514	84,933	37,366	37,366	84,933	59,640	59,640	84,933
9	46,540	21,114	21,114	84,933	38,000	38,000	84,933	64,894	64,894	84,933
10	48,867	19,497	19,497	84,933	38,493	38,493	84,933	70,653	70,653	84,933
11	51,310	17,612	17,612	84,933	38,810	38,810	84,933	77,011	77,011	84,933
12	53,876	15,398	15,398	84,933	38,913	38,913	84,933	84,076	84,076	88,280
13	56,569	12,787	12,787	84,933	38,758	38,758	84,933	91,809	91,809	96,400
14	59,398	9,696	9,696	84,933	38,294	38,294	84,933	100,227	100,227	105,239
15	62,368	6,017	6,017	84,933	37,450	37,450	84,933	109,384	109,384	114,853
16	65,486	1,601	1,601	84,933	36,133	36,133	84,933	119,335	119,335	125,302
17	68,761	—	—	84,933	34,214	34,214	84,933	130,137	130,137	136,643
18	72,199	—	—	84,933	31,516	31,516	84,933	141,847	141,847	148,940
19	75,809	—	—	84,933	27,805	27,805	84,933	154,526	154,526	162,252
20	79,599	—	—	84,933	22,772	22,772	84,933	168,233	168,233	176,645
25	101,591	—	—	84,933	—	—	84,933	254,490	254,490	267,214
30	129,658	—	—	84,933	—	—	84,933	386,442	386,442	390,306
35	165,480	—	—	84,933	—	—	84,933	592,116	592,116	592,116

Assumptions:

(1) Assumes no contract loans have been made.

(2) Values reflect guaranteed cost of insurance charges and contract fees.

(3) Net investment returns are calculated as the hypothetical gross investment return less all charges and deductions.

(4) The death benefit reflects current Internal Revenue Code requirements based on the guideline premium/cash value corridor test.

(5) When the surrender value is zero, the death benefit shown is the guaranteed death benefit. If a contract loan were outstanding when the surrender value is zero, the contract might lapse in accordance with the grace period provisions.

The Hypothetical Investment Rates of Return Shown above Are Illustrative Only and Should Not Be Deemed a Representation of Past or Future Investment Rates of Return. Actual Rates of Return May Be More or less than Those Shown and Will Depend on a Number of Factors, Including the Investment Allocations Made by an Owner and Actual Expenses. The Death Benefit, Account Value and Surrender Value for a Contract Would Be Different from Those Shown If the Actual Rates of Return Averaged 0%, 6% and 12% over a Period of Years but Also Fluctuated above or below Those Averages for Individual Contract Years. No Representations Can Be Made by Liberty Life Assurance Company of Boston That These Hypothetical Rates of Return Can Be Achieved for Any One Year or Sustained over Any Period of Time.